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As filed with the Securities and Exchange Commission on November 21, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SILICON GRAPHICS, INC.

Delaware (State or other jurisdiction of incorporation or organization)	3571 (Primary Standard Industrial Classification Code Number)	94-2789662 (I.R.S. Employer Identification Number)
1600 Amphitheatre Parkway Mountain View, California 94043 (650) 960-1980 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Sandra M. Escher
Senior Vice President and General Counsel
Silicon Graphics, Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043
(650) 960-1980
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
William M. Kelly
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94043
Tel: (650) 752-2000
Fax: (650) 752-2111

Approximate date of commencement of proposed sale to the public:
As promptly as possible upon effectiveness of this Registration Statement.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered(1)	Amount To Be Registered(2)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(3)	Amount Of Registration Fee(3)

Senior Secured Notes Due 2009	$230,591,000	100%	$226,411,538	$18,316.69

Senior Secured Convertible Notes Due 2009	(4)	(4)	(4)	(4)

Common Stock, par value $0.001 per share(5)	(5)	N/A	N/A	N/A

(1)
This registration statement relates to the exchange by Silicon Graphics, Inc. of an aggregate of up to $230,591,000 principal amount of its 5.25% Senior Convertible Notes Due 2004 for either (a) $1,000 in principal amount of its new Senior Secured Notes Due 2009 for each $1,000 in principal amount of notes tendered, or (b) $1,000 principal amount of its new Senior Secured Convertible Notes Due 2009 for each $1,000 in principal amount of notes tendered.

(2)
This amount is the maximum principal amount of 5.25% Senior Convertible Notes Due 2004 that may be received by the registrant from tendering holders.

(3)
The amount of the registration fee paid herewith was calculated, pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, based on $98.1875, the market value as of November 17, 2003 of the maximum amount of 5.25% Senior Convertible Notes Due 2004 that may be received by the registrant from tendering holders. A filing fee of $14,234.36, paid in connection with the filing by Silicon Graphics, Inc. on April 21, 2003, of a registration statement on Form S-4 (registration no. 333-104651) that was withdrawn on August 4, 2003, is offset pursuant to Rule 457(p) against the currently due filing fee.

(4)
The total of Senior Secured Notes Due 2009 and Senior Secured Convertible Notes Due 2009 to be issued upon completion of this exchange offer will be no more than $230,591,000. Therefore no additional registration fee is required pursuant to Rule 457 of the Securities Act of 1933, as amended.

(5)
Such indeterminate number of shares of common stock as shall be issuable upon conversion of the Senior Convertible Notes being registered hereunder. No additional consideration will be received for the common stock and therefore no registration fee is required pursuant to Rule 457(i) under the Securities Act of 1933, as amended.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(SUBJECT TO COMPLETION) DATED November 21, 2003

The information in this prospectus may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Silicon Graphics, Inc.

Offer to Exchange

11.75% Senior Secured Notes Due 2009 or
6.50% Senior Secured Convertible Notes Due 2009

for all our outstanding

5.25% Senior Convertible Notes Due 2004 (CUSIP No. 827056AC6)

        We are offering to exchange $1,000 principal amount of our 11.75% Senior Secured Notes Due 2009, referred to as the New Secured Notes, or $1,000 principal amount of our 6.50% Senior Secured Convertible Notes Due 2009, referred to as the New Secured Convertible Notes and, together with the New Secured Notes, referred to as the 2009 Secured Notes, for an equal principal amount of our 5.25% Senior Convertible Notes Due 2004, referred to as the Old Notes, that is properly tendered and accepted for exchange on the terms set forth in this prospectus and in the accompanying Letter of Transmittal, which we refer to together as the exchange offer.

        You may choose to exchange your Old Notes entirely for New Secured Notes, entirely for New Secured Convertible Notes or for any combination thereof.

        The exchange offer is subject to important conditions, including that at least 80% in principal amount of the Old Notes are properly tendered by the expiration of the exchange offer. See page 27 for how to tender Old Notes.

        The exchange offer will expire at midnight New York City time on December 19, 2003, unless we extend it. We will announce any extensions by press release or other permitted means no later than 9:00 a.m. on the business day after expiration of the exchange offer. You may withdraw any notes tendered until the expiration of the exchange offer.

        The Old Notes are traded on the New York Stock Exchange and the reported last sale price for $1,000 principal amount of Old Notes was $98.406 on November 19, 2003. We will apply to list the New Secured Notes and the New Secured Convertible Notes on the New York Stock Exchange.

        The exchange offer is described in detail in this prospectus, and we urge you to read it carefully, including the risk factors beginning on page 17.

        Neither our Board of Directors nor any other person is making any recommendation as to whether you should choose to exchange your Old Notes for New Secured Notes or for New Secured Convertible Notes, or whether you should exchange your Old Notes at all.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

SUMMARY	4
The Exchange Offer	4
SGI	6
Summary Comparison of Old Notes to 2009 Secured Notes	7
The Information Agent	11
Selected Historical Consolidated Financial Data of SGI	12
Ratio of Earnings to Fixed Charges	14
Unaudited Pro Forma Information	14
Pro Forma Ratio of Earnings to Fixed Charges	14
Pro Forma Interest Expense	14
Pro Forma Book Value Per Share	14
EQUITY Capitalization	15
MARKET AND MARKET PRICES	16
RISK FACTORS	17
Risks Relating to the Exchange Offer	17
Risks Relating to Our Business	20
DESCRIPTION OF THE EXCHANGE OFFER	24
Purpose of the Exchange Offer	24
Terms of the Exchange Offer; Period for Tendering	24
Important Reservation of Rights Regarding the Exchange Offer	25
Conditions to the Exchange Offer	26
Procedures for Tendering	27
Book-Entry Transfer	28
Guaranteed Delivery Procedures	29
Acceptance of Old Notes and Delivery of 2009 Secured Notes	29
Withdrawal Rights	30
Exchange Agent	30
Fees and Expenses	31
Transfer Taxes	31
Consequences of Failure to Properly Tender Old Notes in the Exchange Offer	31
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	32
TAX CONSEQUENCES TO UNITED STATES HOLDERS	33
TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS	37
DESCRIPTION OF THE 2009 SECURED NOTES	40
General	40
Principal and Interest; Maturity Date	40
Collateral	41
Restriction on Additional Indebtedness	42
Restricted Payments	44
Conversion of New Secured Convertible Notes	44
Redemption of the 2009 Secured Notes at the Option of the Company	45
Redemption at the Option of the Holder Upon a Fundamental Change	45
DESCRIPTION OF THE OLD NOTES	47
General	47

Principal and Interest	47
Conversion of Old Notes	48
Redemption of the Old Notes at the Option of the Company	50
Redemption at the Option of the Holder upon a Fundamental Change	50
Mergers and Sales of Assets by the Company	51
Events of Default; Notice and Waiver	52
Modification	53
No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees	53
Concerning the Trustee	54
Governing Law	54
Book-Entry System	54
Certificated Notes	55
LEGAL MATTERS	56
EXPERTS	56
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS	56
WHERE YOU CAN FIND MORE INFORMATION	56

        You should rely only on information contained in this prospectus. No one is authorized to provide you with information that is different from that contained in this prospectus. The contents of any websites referred to in this prospectus are not part of this prospectus.

        We are offering to sell, and are seeking offers to buy, the New Secured Notes and the New Secured Convertible Notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of the New Secured Notes and the New Secured Convertible Notes.

        This prospectus incorporates important business and financial information about the Company that is not included in or delivered with this document. This information is available without charge to security holders upon written or oral request to Office of the Corporate Secretary, Silicon Graphics, Inc., 1600 Amphitheatre Parkway, Mountain View, California 94043, (650) 960-1980. In order to obtain timely delivery, security holders must request the information no later than five business days prior to the expiration date.

SUMMARY

        This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the exchange offer better, you should read this entire document carefully, as well as those additional documents to which we refer you. See "Where You Can Find More Information." References in this prospectus to "SGI", "we", "us", "our", "the company" and "our company" refer to Silicon Graphics, Inc. and its consolidated subsidiaries unless otherwise specified.

THE EXCHANGE OFFER

  The Exchange Offer

        SGI is offering to exchange $1,000 principal amount of either New Secured Notes or New Secured Convertible Notes for each $1,000 principal amount of Old Notes accepted for exchange. Upon expiration of the exchange offer, we will also pay accrued and unpaid interest up to the date of acceptance on Old Notes accepted for exchange.

  Purpose of the Exchange Offer

        We do not currently believe that we will be able to generate sufficient cash to repay the Old Notes in full at maturity on September 1, 2004. Our unrestricted cash, cash equivalents and marketable investments were approximately $116 million at September 26, 2003. The working capital requirements of our business result in substantial fluctuations in our cash balances during fiscal quarters. We would be unable to repurchase or repay at maturity any significant portion of the Old Notes without depleting our cash balance to a level that would be insufficient to support our business. If we are unable to complete the exchange offer there is a substantial risk that uncertainty about our ability to repay or refinance the Old Notes could erode customer confidence which would have a material adverse effect on our business. In addition, the maturity date of our secured credit facility will be accelerated to June 2, 2004 if we fail to complete the exchange offer or otherwise refinance 80% of the Old Notes prior to March 5, 2004. Therefore unless we are able to refinance the Old Notes prior to maturity, there is a substantial risk of default at maturity.

        The purpose of the exchange offer is to offer holders of the Old Notes an increase in yield, the benefit of a security interest (and in the case of the New Secured Convertible Notes, a decrease in the conversion price) in return for an extension of the maturity. If the exchange offer is successful, it will provide time to return our business to profitability and positive cash flow. We cannot assure you that, even if the exchange offer is successful, we will achieve these objectives.

  Conditions to Exchange Offer

        The exchange offer is subject to various conditions, including that at least 80% of the outstanding principal amount of Old Notes be validly tendered and not withdrawn by the expiration of the exchange offer, that our shareholders approve the issuance of shares of our common stock upon conversion of the New Secured Convertible Notes, and that the registration statement and any post-effective amendment to the registration statement covering the 2009 Secured Notes be effective under the Securities Act of 1933, as amended.

  Expiration of the Exchange Offer

        The exchange offer will expire at midnight New York City time on December 19, 2003 unless we decide to extend it. We may extend the expiration date for any reason. If we decide to extend it, we will announce any extensions by press release or other permitted means no later than 9:00 a.m. on the business day after the scheduled expiration of the exchange offer.

  Tenders and Withdrawals of Notes

        In order to tender Old Notes, you must submit the notes together with a properly completed letter of transmittal and the other agreements and documents described in this document. If you own Old Notes held through a broker or other third party, or in "street name", you will need to follow the instructions in this document on how to instruct them to tender the notes on your behalf, as well as submit a letter of transmittal and the other documents described in this document. We will determine in our reasonable discretion whether any Old Notes have been properly tendered. Please carefully follow the instructions contained in this document on how to tender your notes.

        If you decide to tender Old Notes in the exchange offer, you may withdraw them at any time prior to the expiration of the exchange offer.

        If we decide for any reason not to accept any Old Notes for exchange, they will be returned without expense promptly after the expiration of the exchange offer.

        Please see pages 27 through 28 for instructions on how to tender or withdraw your Old Notes.

  Acceptance of Old Notes

        We will accept all Old Notes validly tendered and not withdrawn as of the expiration of the exchange offer and will issue the 2009 Secured Notes promptly after expiration of the exchange offer. We will accept Old Notes for exchange after the Exchange Agent has received a timely book-entry confirmation of transfer of Old Notes into the Exchange Agent's DTC account and a properly completed and executed letter of transmittal. Our oral or written notice of acceptance to the Exchange Agent will be considered our acceptance of the exchange offer.

  Accrued Interest on Existing Notes

        Upon completion of our exchange offer, we will pay exchanging holders accrued and unpaid interest on their Old Notes through the date of acceptance.

  Amendment of the Exchange Offer

        We reserve the right not to accept any of the notes tendered, and to otherwise interpret or modify the terms of this exchange offer, provided that we will comply with applicable laws that require us to extend the period during which notes may be tendered or withdrawn as a result of changes in the terms of or information relating to the exchange offer.

  Use of Proceeds; Fees and Expenses of the Exchange Offer

        We will not receive any cash proceeds from this exchange offer. Old Notes that are properly tendered and exchanged pursuant to the exchange offer will be retired and canceled. Accordingly, our issuance of 2009 Secured Notes will not result in any cash proceeds to us. We estimate that the approximate total cost of the exchange offer will be $4.3 million.

  Retail Solicitation Fee

        We will pay a retail solicitation fee to soliciting dealers who are acknowledged in writing by their clients as having solicited and obtained the tender from such clients as beneficial holders of the Old Notes. The amount of the fee will be $2.50 per $1,000 principal amount of Old Notes solicited from and tendered by beneficial holders of more than $50,000 and less than $250,000 principal amount of Old Notes, and $5.00 per $1,000 principal amount of Old Notes solicited from and tendered by beneficial holders of $50,000 or less principal amount of Old Notes. These fees will be paid only for tenders by beneficial holders of $250,000 or less principal amount of Old Notes that are accepted in the exchange offer.

  Collateral Securing 2009 Secured Notes

        The 2009 Secured Notes will be secured by a junior priority lien on those assets in which the lenders under our secured credit facility currently hold a senior priority security interest, including accounts receivable, books, equipment, intellectual property, inventory, negotiable property, cash and other assets, including proceeds from these assets but excluding certain intellectual property. We refer to these assets collectively as the collateral. The lenders under our secured credit facility hold a senior priority interest in this collateral. We will enter into an intercreditor agreement with the agent representing our senior secured lenders and the trustee of the 2009 Secured Notes setting forth the relative priorities of the secured parties. We will have substantial discretion to sell, lease, license and otherwise deal with the collateral without the consent of the holders of the 2009 Secured Notes.

        Please see "Description of the 2009 Secured Notes—the Intercreditor Agreement" beginning on page 42.

  Taxation

        We believe that the exchange of Old Notes for 2009 Secured Notes should be treated as a recapitalization for U.S. federal income tax purposes. Accordingly, holders of Old Notes who participate in the exchange offer should not recognize gain or loss in connection with the exchange.

        The 2009 Secured Notes may be treated as issued with original issue discount for U.S. federal income tax purposes. If that is the case, holders will generally be required to include original issue discount on the 2009 Secured Notes in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to this income.

        Please see "Material United States Federal Income Tax Considerations" beginning on page 32.

SGI

        SGI, a Delaware corporation incorporated in California in 1981 and reincorporated in Delaware in 1990, is a leader in high-performance computing, visualization and the management of large-scale complex data. We sell highly scalable servers, advanced visualization systems, desktop workstations, storage solutions and a range of software products which enable our customers in the scientific, technical and creative communities to solve their most challenging problems and provide them with strategic and competitive advantages in their marketplace. We also offer a range of technical solutions, including professional services, Reality Center™ immersive visualization centers, customer support and education. These products and services are targeted primarily towards five market segments: Government and Defense, Science, Manufacturing, Energy, and Media.

        We maintain offices worldwide and operate a manufacturing facility in Chippewa Falls, Wisconsin. Our principal executive offices are located at 1600 Amphitheatre Parkway, Mountain View, California 94043. Our U.S. telephone number is (650) 960-1980.

        Our common stock is traded on the New York Stock Exchange under the symbol "SGI". For additional information concerning SGI, please see "Where You Can Find More Information" on page 56.

SUMMARY COMPARISON OF OLD NOTES TO 2009 SECURED NOTES

        The following comparison of the terms of the Old Notes to the terms of the New Secured Notes and New Secured Convertible Notes is only a summary. For a more detailed description of the terms of the Old Notes and terms common to all of the notes, please see "Description of the Old Notes." For a more detailed description of the differences between our New Secured Notes and our New Secured Convertible Notes, and of the differences between those notes and the Old Notes, please see "Description of the 2009 Secured Notes".

	Old Notes	New Secured Notes	New Secured Convertible Notes
Issuer	Silicon Graphics, Inc.	Silicon Graphics, Inc.	Silicon Graphics, Inc.
Notes Offered	$230,591,000 aggregate principal amount of 5.25% Senior Notes Due 2004, issued under an indenture dated September 7, 1997 between us and U.S. Bank National Association, as trustee.	Up to $230,591,000 aggregate principal amount of 11.75% Senior Secured Notes Due 2009, issued under an indenture to be entered into between us and U.S. Bank National Association, as trustee.
Up to $230,591,000 aggregate principal amount of 6.50% Senior Secured Convertible Notes Due 2009, issued under an indenture to be entered into between us and U.S. Bank National Association, as trustee.
Interest Payment Dates	Payable on March 1 and September 1 of each year.	Payable on December 1 and June 1 of each year, commencing June 1, 2004.	Same terms as New Secured Notes.
Interest	5.25% per annum in cash.	11.75% per annum in cash accruing from the first date after the expiration of the exchange offer, subject to increase in certain events.	6.50% per annum in cash accruing from the first date after the expiration of the exchange offer.
Maturity	September 1, 2004	June 1, 2009	June 1, 2009
Conversion	Convertible at the option of the holder into shares of common stock at a conversion price equal to $18.70 per share, subject to adjustment in certain events.	Not convertible.	Convertible at the option of the holder into shares of common stock at a conversion price equal to $1.25 per share, subject to adjustment in certain events.
Ranking	The Old Notes are unsubordinated and rank pari passu with all of our other unsubordinated indebtedness.	Same as Old Notes. However, the 2009 Secured Notes will be secured as described under "Collateral".	Same terms as New Secured Notes.

Collateral	None	Secured by a junior priority security interest in those assets that currently secure our senior facility. Excludes certain intellectual property.	Same terms as New Secured Notes.
Redemption at the Option of the Company
The Old Notes are redeemable at our option, in whole or in part, on not less than 30 days' nor more than 60 days' notice, at the following redemption prices in effect during the 12-month period beginning September 1 of each of the following years (expressed as percentages of the principal amount), plus accrued and unpaid interest thereon to, but excluding, the redemption date: 100.75% in 2003 and 100% at September 1, 2004.
The New Secured Notes are redeemable at our option, in whole or in part, on not less than 10 days' nor more than 60 days' notice, at the following redemption prices in effect during the 12-month period beginning June 1 of each of the following years (expressed as percentages of the principal amount), plus accrued and unpaid interest thereon to, but excluding, the redemption date:

• 104% in 2004
• 103% in 2005
• 102% in 2006
• 101% in 2007
• 100% thereafter until maturity
The New Secured Convertible Notes are not redeemable at the option of the Company for the first two years following issuance. In the third year following issuance, the New Secured Convertible Notes may be redeemed at our option, in whole or in part, on not less than 10 days' nor more than 60 days' notice, at 100% of the principal amount thereof, plus accrued and unpaid % interest thereon to, but excluding, the redemption date, provided that the closing price of our common stock has been at least 150% of the then-applicable conversion price for the 20 consecutive trading days ending two trading days prior to the notice of redemption. Thereafter, New Secured Convertible Notes may be redeemed at our option, in whole or in part, at 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the redemption date.
Redemption at the Option of the Holder upon a Fundamental Change
If a Fundamental Change occurs at any time prior to September 1, 2004, each holder of Old Notes will have the right, at the holder's option, to require us to redeem any or all of that holder's Old Notes at a price determined by a formula based upon the price paid to common shareholders as a result of such Fundamental Change, or if consideration other than cash is paid, based on the market price of our common stock during the 10 trading days prior to the record date in connection with such Fundamental Change. Based upon an assumed price of $1.50 per common share, such redemption price would be $80.21 per $1000 principal amount.
		If a Fundamental Change occurs at any time prior to June 1, 2009, each holder of New Secured Notes will have the right, at the holder's option, to require us to redeem any or all of its New Secured Notes in cash at 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the repurchase date.	Same terms as New Secured Notes.
Events of Default	• Default in payment of principal, or default for 30 days in payment of interest, • Failure to cure within 60 days a default on any other agreements in the Old Notes or old indenture, or
		Same terms as for Old Notes, except that any event of default under the old indenture, or either of the new indentures that results in the principal amount of and accrued interest on that debt becoming immediately due and payable will also be an	Same terms as New Secured Notes.

	• Certain events of bankruptcy or insolvency.	event of default under both new indentures.
Listing	The Old Notes are listed on the New York Stock Exchange.	We intend to apply to list the New Secured Notes on the New York Stock Exchange.	We intend to apply to list the New Secured Convertible Notes on the New York Stock Exchange.
Covenants	The indenture governing the Old Notes contains a covenant limiting our ability to: • consolidate or merge with, or sell substantially all our assets to, another person.
Same terms as the Old Notes, except that the indenture governing the New Secured Notes will contain covenants limiting our ability to:

• incur additional debt,

• pay dividends on our capital stock, and

• redeem or repurchase capital stock or prepay or repurchase subordinated debt.

		See "Description of the 2009 Secured Notes—Restriction on Additional Indebtedness" for a description of these covenants.	Same terms as New Secured Notes.

THE INFORMATION AGENT

        The information agent for the exchange offer will be MacKenzie Partners, Inc. The address and telephone number of the information agent are as follows:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885
Email: proxy@mackenziepartners.com

THE EXCHANGE AGENT

        U.S. Bank National Association will act as exchange agent for purposes of processing tenders and withdrawals of Old Notes in the exchange offer. The address and telephone number of the exchange agent are as follows:

U.S. Bank National Association
West Side Flats Operations Center
60 Livingston Avenue
St. Paul, MN 55107
Telephone (651) 495-3511
Facsimile (651) 495-8158
Attn: Specialized Finance

        We will pay the exchange agent and information agent reasonable and customary fees for their services and will reimburse them for all their reasonable out-of-pocket expenses.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SGI

        The selected historical financial data as of and for each of the five years ended June 27, 2003, June 28, 2002, June 30, 2001, June 30, 2000 and June 30, 1999 have been derived from our audited consolidated financial statements. These selected historical data are not necessarily indicative of future operations. Several factors affect comparability of the information presented below. For example, we sold our Cray product line and distributed our remaining interest in MIPS Technologies, Inc. to our stockholders in the third and fourth quarters, respectively, of fiscal 2000 and sold a majority interest in our SGI Japan subsidiary to NEC in the second quarter of fiscal 2002.

        The selected financial data as of and for the three-month periods ended September 26, 2003 and September 27, 2002 are derived from unaudited consolidated financial statements incorporated by reference in this prospectus. The interim results for the three month period ended September 26, 2003 are not necessarily indicative of results that may be expected for the entire fiscal year ending June 25, 2004 or for future interim periods.

        These selected historical financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and accompanying notes included in our 2003 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended September 26, 2003, incorporated into this prospectus by reference.

	Fiscal Years Ended					Three Months Ended
	June 27, 2003 (fiscal 2003)	June 28, 2002 (fiscal 2002)	June 30, 2001 (fiscal 2001)	June 30, 2000(1) (fiscal 2000)	June 30, 1999 (fiscal 1999)	September 26, 2003	September 27, 2002
	(in thousands, except per share amounts)
Operating Data:
Total revenue	$961,748	$1,341,385	$1,854,461	$2,331,134	$2,748,957	$218,027	$241,718
Costs and expenses:
Cost of revenue	572,814	770,412	1,247,713	1,503,525	1,603,250	123,441	144,279
Research and development	170,937	176,893	236,240	301,248	380,346	35,349	42,643
Selling, general and administrative	319,360	450,365	716,591	785,196	907,612	78,599	86,777
Other operating expense (recovery)(2)	30,046	44,476	102,052	102,861	(15,107)	24,236	8,444

Operating loss	(131,409)	(100,761)	(448,135)	(361,696)	(127,144)	(43,598)	(40,425)
Interest and other income (expense), net(3)	(24,558)	18,502	(18,020)	(20,188)	252,865	(6,912)	(560)

(Loss) income before income taxes	(155,967)	(82,259)	(466,155)	(381,884)	125,721	(50,510)	(40,985)

Net (loss) income	$(129,704)	$(46,323)	$(493,043)	$(829,544)	$53,829	$(47,929)	$(41,072)

Net Loss per share—basic	$(0.64)	$(0.24)	$(2.59)	$(4.52)	$0.29	$(0.23)	$(0.21)
Net Loss per share—diluted	$(0.64)	$(0.24)	$(2.59)	$(4.52)	$0.28	$(0.23)	$(0.21)
Shares used in the calculation of net income per share—basic:	201,424	194,974	190,338	183,528	186,374	209,570	199,676
Shares used in the calculation of net income per share—diluted:	201,424	194,974	190,338	183,528	189,427	209,570	199,676

	As of					As of
	June 27, 2003 (fiscal 2003)	June 28, 2002 (fiscal 2002)	June 30, 2001 (fiscal 2001)	June 30, 2000 (fiscal 2000)	June 30, 1999 (fiscal 1999)	September 26, 2003
Balance Sheet Data:
Cash, cash equivalents and unrestricted investments	$141,276	$218,180	$126,107	$258,081	$688,143	$115,503
Current assets	432,893	631,613	853,708	920,309	1,847,033	377,064
Noncurrent assets	216,961	278,506	429,321	918,902	941,224	188,519
Working capital (deficiency)	1,489	93,938	(41,884)	58,781	869,980	(257,782)
Total assets	649,854	910,119	1,283,029	1,839,211	2,788,257	565,583
Current liabilities	431,404	537,675	895,592	861,528	977,053	634,846
Long-term debt and other	383,341	427,085	412,720	385,133	387,005	142,297
Stockholders' (deficit) equity	(164,891)	(54,641)	(25,283)	592,550	1,424,199	(211,560)
Book value per diluted share	$(0.82)	$(0.28)	$(0.13)	$3.23	$7.52	$(1.01)

Statistical Data:
Number of employees	3,714	4,443	5,956	6,726	9,191	3,210

(1)
Amounts reflect the March 31, 2000 sale of our Cray product line.

(2)
Fiscal 2003 amounts include net restructuring charges ($27 million) and asset impairment charges ($3 million). Fiscal 2002 amounts include net restructuring charges ($33 million) and impairment charges ($12 million). Fiscal 2001 amounts include net restructuring charges ($82 million) and impairment charges ($20 million). Fiscal 2000 amounts include net restructuring charges ($65 million) and impairment charges ($38 million). Fiscal 1999 amounts include a reduction in previously estimated restructuring charges ($14 million). Amounts for the three-month period ended September 26, 2003 include net restructuring charges ($24 million). Amounts for the three-month period ended September 27, 2002 represent net restructuring charges ($8 million).

(3)
Fiscal 2003 amounts include net interest expense of $23 million and a $3 million other than temporary decline in the value of an investment. Fiscal 2002 amounts include a $64 million gain on sale of 60% interest in SGI Japan and $24 million in class action lawsuit settlement expense. Fiscal 2001 amounts include an $83 million write-off of our investment in a private company and $50 million in gains from the sale of marketable investments. Fiscal 2000 amounts include a loss on the sale of the Cray product line ($8 million). Fiscal 1999 amounts include a $273 million gain on the sale of a portion of SGI's interest in MIPS Technologies, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges for the fiscal year ended June 30, 1999 was 4.3. For the fiscal years ended June 27, 2003, June 28, 2002, June 30, 2001 and June 30, 2000 and for the three months ended September 26, 2003, earnings were insufficient to cover fixed charges by $156.0 million, $82.3 million, $466.2 million, $381.9 million, and $50.5 million, respectively, and for this reason no ratios are provided for these periods.

UNAUDITED PRO FORMA INFORMATION

        The unaudited information below is presented pro forma to reflect the effects of the exchange offer under two scenarios, assuming in each case that 100% of holders of the Old Notes participate in the exchange offer. Under alternative (1) below, we have assumed that the holders of Old Notes exchanged for $230 million in principal amount of New Secured Notes, and under alternative (2) that the holders of Old Notes exchanged for $230 million in principal amount of New Secured Convertible Notes.

Pro Forma Ratio of Earnings to Fixed Charges

        For the fiscal year ended June 27, 2003 and for the three months ended September 26, 2003, earnings would have been insufficient to cover fixed charges by:

        under alternative (1) $170.9 million and $54.2 million, respectively, and under alternative (2) $158.8 million and $51.2 million, respectively.

Pro Forma Interest Expense

        For the fiscal year ended June 27, 2003 and for the three months ended September 26, 2003, the Company's interest expense related to the 2009 Secured Notes would have been:

        under alternative (1), $27.0 million and $6.8 million, respectively, and under alternative (2), $15.0 million and $3.7 million, respectively.

        Actual interest expense related to the Old Notes for the corresponding periods was $12.1 million and $3.0 million, respectively.

Pro Forma Book Value Per Share

        As of September 26, 2003, the book value per common share would have been $(1.01), assuming holders of Old Notes exchanged for $230 million in principal amount of New Secured Convertible Notes and assuming conversion to common stock of all such New Secured Convertible Notes.

EQUITY CAPITALIZATION

        The following table presents information regarding our equity capitalization as of September 26, 2003 on an actual basis and on a pro forma basis to reflect the consummation of the exchange offer and a proposed increase in the number of shares issuable under our Employee Stock Purchase Plan to be voted on by stockholders at our annual meeting.

	As of September 26, 2003
	Actual		Pro Forma(1)
Common Stock	Shares	Percent of Outstanding (fully Diluted Basis)	Shares	Percent of Outstanding (Fully Diluted Basis)
Shares authorized	500,000,000		500,000,000
Shares outstanding	210,760,780	73.87%	210,760,780	44.85%
Shares reserved for issuance under Old Notes	12,331,070	4.32%	—	—
Shares reserved for issuance under New Convertible Notes	—	—	185,000,000	39.36%
Shares reserved for issuance under convertible subordinated debentures due February 2011	1,242,762	0.44%	1,242,762	0.26%
Shares reserved for issuance under employee stock plans	60,968,933	21.37%	72,968,933	15.53%

Total outstanding and reserved	285,303,545		469,972,475

(1)
Assumes exchange of 100% of the currently outstanding 5.25% Senior Convertible Notes due 2004 for New Secured Convertible Notes and stockholder approval of the increase in the number of shares available for issuance under our Employee Stock Purchase Plan.

CALCULATION OF GAIN/LOSS TO BE RECORDED IN CONNECTION WITH THE OFFER

        Following the completion of the offer, we will account for the transaction by comparing the fair value of the 2009 Secured Notes to the book value of the Old Notes and record a gain (loss) on the transaction as appropriate. The fair value of the 2009 Secured Notes will be accreted to par value over their term. We do not believe that this gain (loss) will be material to us, although the ultimate amount recorded will be based upon the results of an independent third party valuation.

MARKET AND MARKET PRICES

        Our common stock and the Old Notes currently trade on the NYSE under the symbols "SGI" and "SGI 04", respectively. The last reported sale price of our common stock on the NYSE on November 20, 2003 was $1.02. The reported last sale price per Old Note on the NYSE on November 19, 2003 was $98.406. As of November 20, 2003 there were 211,108,892 shares of common stock outstanding.

Our Common Stock

        The following table sets forth the high and low sale prices per share of our common stock on the New York Stock Exchange for the periods indicated. For current price information, you should consult publicly available sources.

	High	Low
Fiscal 2002
First Quarter	$1.28	$0.32
Second Quarter	$2.40	$0.44
Third Quarter	$4.61	$2.10
Fourth Quarter	$4.16	$2.50
Fiscal 2003
First Quarter	$2.82	$0.82
Second Quarter	$1.72	$0.57
Third Quarter	$1.65	$1.12
Fourth Quarter	$1.54	41.06
Fiscal 2004
First Quarter	$1.75	$0.85
Second Quarter (through November 19, 2003)	$1.29	$0.91

Our Old Notes

        The following table sets forth the high and low sale prices paid for the Old Notes for the periods indicated. For current price information, you should consult publicly available sources.

	High	Low
Fiscal 2002
First Quarter	$22.50	$15.00
Second Quarter	$57.88	$20.50
Third Quarter	$77.25	$57.75
Fourth Quarter	$75.50	$61.00
Fiscal 2003
First Quarter	$66.00	$48.00
Second Quarter	$63.50	$48.00
Third Quarter	$76.88	$58.50
Fourth Quarter	$82.00	$72.38
Fiscal 2004
First Quarter	$81.00	$71.13
Second Quarter (through November 19, 2003)	$98.81	$76.75

RISK FACTORS

        SGI operates in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Additionally, in recent years SGI has experienced declining revenue and substantial operating losses. Some of the risks related to the environment in which we operate and our current financial condition are highlighted below under the caption "Risks Relating to Our Business". An investment in the 2009 Secured Notes involves its own set of risks. Risks related specifically to your participation or failure to participate in the exchange offer and ownership of the 2009 Secured Notes are discussed under the caption "Risks Relating to the Exchange Offer".

        You should carefully consider the risks described below in deciding whether to tender your Old Notes.

Risks Relating to the Exchange Offer

        If the exchange offer is unsuccessful we may be unable to repay the Old Notes at maturity.

        We do not currently believe that we will be able to generate sufficient cash to repay the Old Notes at maturity on September 1, 2004. The working capital requirements of our business result in substantial fluctuations in our cash balances during fiscal quarters. We would be unable to repurchase or repay the Old Notes at maturity without depleting our cash balance to a level that would be insufficient to support our business.

        Failure to complete the exchange offer would have a material adverse effect on our business.

        If we are unable to complete the exchange offer, there is a substantial risk that uncertainty about our ability to repay or refinance the Old Notes could erode customer confidence which would have a material adverse effect on our business. In addition, the maturity date of our secured credit facility will be accelerated if we fail to complete the exchange offer or otherwise refinance 80% of the Old Notes prior to March 5, 2004. Therefore unless we are able to refinance the Old Notes prior to maturity, there is a substantial risk of default at maturity.

        The lien on the collateral for the 2009 Secured Notes will be junior to that under our credit facility and other permitted secured debt.

        The 2009 Secured Notes will effectively rank junior to all amounts owed under our credit facility, as the credit facility is secured by a senior priority lien on the collateral pledged for the benefit of the 2009 Secured Notes. As a result, the lenders under the credit facility will be paid in full from the proceeds of the collateral pledged to them before holders of the 2009 Notes are paid from such proceeds. In addition, subject to the restrictions contained in the indentures and our secured credit facility, we may incur additional debt that is secured by senior priority liens on the collateral or by liens on assets that are not pledged to the holders of the 2009 Secured Notes, all of which would effectively rank senior to the 2009 Secured Notes to the extent of the value of the assets securing such debt.

        The disposition and management of the collateral securing the 2009 Secured Notes will be controlled by us and our senior secured lenders.

        The intercreditor agreement that we will enter into with the trustee of the 2009 Secured Notes and the agent for our senior secured lenders will provide that, while any senior priority lien obligations are outstanding, the agent for the senior lenders will have the sole ability to control remedies with respect to the collateral. As a result, the trustee of the 2009 Secured Notes will not be able to force a sale of the collateral or exercise other remedies of secured creditors without the consent of our senior secured lenders. The trustee of the 2009 Secured Notes will be required, at the request of the agent for the senior lenders, to release its liens on the collateral, to the extent collateral is sold or otherwise disposed of under the terms of our secured credit facility. In addition, our senior secured lenders may amend the terms of their agreements with us without the consent of the holders of the 2009 Secured Notes even if such amendments adversely affect the 2009 Secured Notes. Subject to the terms of our agreements with our senior secured lenders and the indentures, we will have the right to remain in possession of, and exercise control over the collateral securing our credit facility and the 2009 Notes (other than any cash constituting part of the collateral that may be deposited with the agent for our senior secured lenders in accordance with the provisions of our loan agreement with them), to use, lease, license and dispose of the collateral and to collect, invest and dispose of any income therefrom.

        Proceeds from sales of the collateral will be applied first to satisfy amounts owed to our senior secured creditors, and the value of the collateral may not be sufficient to repay the holders of the 2009 Secured Notes.

        SGI will secure its obligations under the 2009 Secured Notes with a junior priority lien on certain assets that are also pledged on a senior priority basis to the lenders under our credit facility. As a result, upon any foreclosure on the collateral, proceeds will be applied first to repay amounts owed under our credit facility and any other then-existing senior secured debt, and only then to satisfy amounts owed to holders of the 2009 Secured Notes. The value of the collateral in the event of liquidation will depend on the activity of our business prior to liquidation, market and economic conditions and other factors. The proceeds from the sale or sales of all of such collateral may not be sufficient to satisfy the amounts due on the 2009 Secured Notes in the event of a default. If such proceeds were not sufficient to repay amounts due on the 2009 Secured Notes, then holders of the 2009 Secured Notes (to the extent not repaid from the proceeds of the sale of the collateral) would only have an unsecured claim against our remaining assets. The collateral has not been appraised in connection with this exchange offer.

        If you do not tender your Old Notes, the holders of the 2009 Secured Notes will have a superior claim to you on our assets securing the 2009 Secured Notes.

        Although the Old Notes and the 2009 Secured Notes will each be our senior unsubordinated obligations, the 2009 Secured Notes will be secured by a junior priority lien on the assets securing our senior credit facility. Thus, in an event of default or insolvency or other liquidation event, the holders of the 2009 Secured Notes would have a claim on these assets that is senior to the unsecured claims of the holders of the Old Notes. Upon any foreclosure on the collateral, after full payment of our senior secured creditors, the holders of the 2009 Secured Notes will be entitled to full satisfaction of their claims from any remaining proceeds of the collateral before holders of the Old Notes have any access to such proceeds.

        Bankruptcy laws may limit your rights and ability to realize value from the collateral

        The commencement of bankruptcy proceedings by or against us would likely impact the rights and recovery of holders of the 2009 Secured Notes. Among other things, there can be no assurance that we would continue to comply with covenants under the Indentures, that interest would continue to accrue or be paid during the proceedings or that the 2009 Secured Notes would be repaid when due. Moreover, the exercise of remedies in respect of the 2009 Notes, including the right of the trustee to foreclose upon and dispose of the assets securing the 2009 Secured Notes, would likely be limited by applicable bankruptcy law. Under U.S. bankruptcy laws, a secured creditor is generally stayed from realizing on its collateral without bankruptcy court approval. Provided that the secured creditor is given "adequate protection," the Bankruptcy Code generally permits a debtor to retain and use collateral (even where a debtor is in default under the applicable debt instruments) including, potentially, as collateral for new loans from other parties. "Adequate protection" is intended to protect the value of the secured creditor's interest in the collateral and to compensate for any diminution thereof during the pendency of bankruptcy proceedings. Adequate protection may take the form of cash payments or the granting of additional security. It is impossible to predict (1) how long payments of interest or principal under the 2009 Secured Notes could be delayed following commencement of a bankruptcy case, (2) whether or when the trustee could realize upon the pledged assets or (3) whether or to what extent holders of the 2009 Secured Notes would be adequately compensated (through "adequate protection") for any delay in payment or loss of value of the pledged assets. In addition, confirmation of a chapter 11 plan of reorganization under the Bankruptcy Code could result in alteration of the terms of the 2009 Secured Notes or cause them to be exchanged for other securities and cancelled.

        Our interest expense will increase as a result of the exchange offer.

        Because the Old Notes bear interest at the rate of 5.25% and the New Secured Notes and New Secured Convertible Notes will pay interest at rates of 11.75% and 6.50%, respectively, our interest expense will increase, perhaps significantly, as a result of the exchange offer. The extent of the increase will depend on the proportion of New Secured Notes and New Secured Convertible Notes issued in the exchange offer. If the Old Notes were exchanged exclusively for New Secured Convertible Notes, our annual interest expense related to the notes would increase from its current level of approximately $12 million to $15 million. If the Old Notes were exchanged exclusively for New Secured Notes, the annual interest expense would be approximately $27 million.

        We may be unable to repay our 2009 Secured Notes.

        At maturity, the entire principal amount of our New Secured Notes and the outstanding principal amount of the New Secured Convertible Notes will become due and payable. The 2009 Secured Notes do not have the benefit of a sinking fund or other requirement that we prepay principal. At maturity we may not have sufficient funds and may be unable to arrange for additional financing to pay the principal amount or repurchase price due on our 2009 Secured Notes then outstanding.

        We cannot give you any assurance as to the liquidity of any trading market for the 2009 Secured Notes.

        The Old Notes currently trade on the New York Stock Exchange, and we intend to apply for listing of the 2009 Secured Notes on the New York Stock Exchange. The liquidity of the respective trading markets for the New Secured Notes and the New Secured Convertible Notes will depend largely on how the holders of the Old Notes choose between these securities. An issue of securities with a smaller float may be more volatile in price than a comparable issue of securities with a greater float. Thus, if a disproportionately large percentage of holders of the Old Notes chooses either issue of the 2009 Secured Notes, the liquidity and price of the smaller issue may be adversely affected. There is no minimum requirement for either issue of the 2009 Secured Notes.

        If you do not tender your Old Notes, the notes you retain are expected to become less liquid as a result of the exchange offer.

        If the exchange offer is completed successfully, the liquidity of the markets for Old Notes remaining after the completion of the exchange offer will be substantially reduced. The reduced float of the Old Notes after the consummation of the exchange offer may cause the market price of the Old Notes to decline and their trading price to be more volatile. If the market value of the Old Notes outstanding after the exchange offer is less than $1 million, the NYSE may delist the Old Notes.

        We have not obtained a third-party determination that the exchange offer is fair to holders of the Old Notes.

        We have designed the New Secured Notes and the New Secured Convertible Notes to be economically attractive by offering holders a higher interest rate and, in the case of the New Secured Convertible Notes, a lower conversion price compared to the Old Notes and by securing the 2009

Notes with a junior priority lien on our domestic assets in which the lenders under our secured credit facility hold a senior priority lien. The exchange offer has been unanimously approved by our Board of Directors. However, we have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders for purposes of negotiating the terms of the exchange offer and/or preparing a report concerning the fairness of the exchange offer. We cannot assure holders of the Old Notes that the value of the 2009 Secured Notes will equal or exceed the value of the Old Notes, and we do not take a position or make a recommendation as to whether you ought to participate in the exchange offer or how you should choose between the New Secured Notes and the New Secured Convertible Notes.

Risks Relating to Our Business

        We have recently introduced a number of new products, including most recently, the SGI Altix 3000 products, but we cannot assure you they will achieve market acceptance.    In January 2003, we introduced the SGI Altix family of servers and superclusters based on the Intel® Itanium® 2 processor and the Linux® operating system. Risks associated with this new product line include dependence on Intel in terms of price, supply, performance, and product roadmaps; the availability of Linux applications optimized for the 64-bit Itanium platform or our scalable systems architecture; acceptance of the Linux operating system in demanding environments; and competition from other suppliers of Intel-based servers. There can be no assurance that this new product line will achieve market acceptance or provide significant incremental revenue. In July 2003, we introduced new highly scalable visualization products. Our ability to achieve future revenue growth will depend significantly on the market success of these products. If one or more of the product lines were to fail in the market, it could have an adverse effect on our business.

        We are concentrating our R&D investments.    As an increasing percentage of our R&D and marketing budget is devoted to potential growth areas, including the SGI Altix family, visualization and storage, a declining amount both in percentage and absolute terms is being devoted to the traditional MIPS® and IRIX products, which continue to supply the bulk of our revenue. Managing this transition without unduly compromising the competitiveness of the MIPS and IRIX family and the quality of support received by customers will be key to our success. There can be no assurance that this transition will not impair our customer relationships and our competitive position.

        We have been incurring losses and consuming cash in our operations and must reverse these trends and generate cash from other sources in fiscal 2004.    We have incurred net losses and negative cash flows from operations during each of the past several fiscal years. At September 26, 2003, our principal sources of liquidity included unrestricted cash and marketable investments of $116 million, down from $141 million at June 27, 2003. We expect to continue to consume cash from operations through the first half of fiscal 2004. Due to the significant intra-quarter fluctuations in our cash levels that result from timing differences between our payments to vendors and our collections from customers, our cash levels tend to be at their highest at the end of the quarter. As a result, we continue to focus on expense controls and working capital efficiencies to maintain adequate cash levels. We also are exploring alternatives for generating cash through financing transactions and dispositions of non-core assets and will consider a range of alternatives in the event of a material revenue shortfall. If we fail to reduce the cash consumption from operations and to generate cash from these other sources on a timely basis, or if the cash requirements of our business change as the result of changes in terms from vendors or other causes, we could no longer have the cash resources required to run our business.

        We may not be able to obtain additional capital when needed.    We have an asset-based credit facility that may be declared to be in default if we fail to meet certain financial and other covenants. This facility matures in April 2005, subject to acceleration upon various events of default or the failure to successfully extend the maturity of our senior convertible notes due September 2004 on terms satisfactory to the secured lender on or before March 5, 2004. The facility is secured by our U.S. and Canadian accounts receivable, U.S. inventory and equipment, the pledge of certain intellectual property and $10 million cash collateral. We also deposit additional cash when eligible accounts receivable and other collateral, which fluctuate within the quarter, are below the level needed to secure our letters of credit. At September 26, 2003, this facility was secured by a total of $17 million cash collateral. We obtained waivers of compliance with the covenants of the facility from the lenders in the first, third and fourth quarters of fiscal 2003. If we are not able to comply with the financial and other covenants of this facility or there is a material adverse change impairing our ability to repay the outstanding balance, the facility may be declared to be in default. If a default is declared and not waived or if the facility matures and is not renewed, we may not be able to obtain alternative sources of financing on acceptable terms.

        In the future, we may need to obtain additional financing to fund our business or repay our debt, and there can be no assurance that financing will be available in amounts or on terms acceptable to us. In addition, if funds are raised through further incurrence of debt, our operations and finances may become subject to further restrictions and we may be required to limit our service or product development activities or other operations, or otherwise modify our business strategy. If we obtain additional funds by selling any of our equity securities or if we issue equity derivative securities in connection with obtaining debt financing, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or the equity securities may have rights, preferences or privileges senior to the common stock.

        We may become involved in intellectual property disputes.    We routinely receive communications from third parties asserting patent or other rights covering our products and technologies. Based upon our evaluation, we may take no action or may seek to obtain a license. We are in discussions with several parties that have asserted intellectual property infringement claims. In any given case there is a risk that a license will not be available on terms that we consider reasonable, or that litigation will ensue. We expect that, as the number of hardware and software patents issued continues to increase, and as competition in the markets we address intensifies, the volume of these intellectual property claims will also increase.

        In addition, our increasing visibility as a supplier of Linux-based systems and as a participant in the open source software community increases our risk of becoming embroiled in the intellectual property disputes concerning these subjects, such as the current widely reported litigations between SCO Group on the one hand and IBM and Red Hat on the other. We recently received a notice from SCO Group stating its intention to terminate our fully paid license to certain UNIX operating system-related code, under which we distribute our IRIX operating system, on the basis that we have breached the terms of such license. We believe that the SCO Group's allegations are without merit and that our fully paid license is non-terminable. Nonetheless, there can be no assurance that this dispute with SCO Group will not escalate into litigation, which could have a material adverse effect on SGI, or that SCO Group's intellectual property claims will not impair the market acceptance of the Linux operating system.

        We are increasingly dependent on partners and suppliers.    Our business has always involved close collaboration with partners and suppliers. However, many elements of our current business strategy, including the recent addition of scalable servers based on Itanium 2 processors and the Linux operating system, will increase our dependence on Intel and other partners, and on our manufacturing partners and other component suppliers. Our business could be adversely affected, for example, if Intel fails to meet product release schedules, if we experience supply constraints, or if we experience any other interruption or delay in the supply chain. The competitiveness of our system products, particularly our servers, is significantly affected by the availability on our platform of third-party software applications that are important to customers in our target markets. Our ability to work with our software partners to ensure porting of these applications to our IRIX operating system and to Linux is a key factor to our business success.

        We are dependent on sales to the U.S. government.    A significant portion of our revenue is derived from sales to the U.S. government, either directly by us or through system integrators and other resellers. Sales to the government present risks in addition to those involved in sales to commercial customers, including potential disruptions due to appropriation and spending patterns. The U.S. government can typically terminate or modify its contracts with us at any time for its convenience. Any disruption or limitation in our ability to do business with the U.S. Government could have an adverse impact on SGI.

        A portion of our business requires security clearances from the U.S. government. We have implemented measures to maintain our clearances in light of the fact that our Chairman and Chief Executive Officer, Robert Bishop, is an Australian citizen. These arrangements are subject to periodic review by customer agencies and the Defense Security Service of the Department of Defense.

        Our business experiences period-to-period fluctuations in operating results.    Our operating results may fluctuate for a number of reasons. Delivery cycles, other than those for large-scale server products, are typically short. Over half of each quarter's product revenue results from orders booked and shipped during the third month, and disproportionately in the latter half of that month. These factors make the forecasting of revenue inherently uncertain. Because we plan our operating expenses, many of which are relatively fixed in the short term, on expected revenue, even a relatively small revenue shortfall may cause a period's results to be substantially below expectations. Such a revenue shortfall could arise from any number of factors, including lower than expected demand, supply constraints, delays in the availability of new products, transit interruptions, overall economic conditions, military or terrorist actions, or natural disasters. Demand can also be adversely affected by concerns specifically associated with our financial health and by product and technology transition announcements by SGI or our competitors. The timing of customer acceptance of certain large-scale server products may also have a significant effect on periodic operating results. Margins are heavily influenced by revenue levels, mix considerations, including geographic concentrations, the mix of product and service revenue, and the mix of server and desktop product revenue as well as the mix of configurations within these product categories.

        The present global economic uncertainty has impacted the timing of buying decisions of our customers. Unless and until the global economic environment becomes more positive it will be difficult for us to experience growth in revenue.

        Many of our international sales require export licenses.    Our sales to foreign customers are subject to export regulations. Sales of many of our high-end products require clearance and export licenses from the U.S. Department of Commerce under these regulations. Our international sales would be adversely affected if such regulations were tightened, or if they are not modified over time to reflect the increasing performance of our products.

        The Swiss authorities are investigating compliance with their export regulations in connection with exports from the Swiss manufacturing facility that was closed during the second quarter of fiscal 2002. We believe that this matter will be resolved without a significant adverse effect on our business, operating results or financial condition.

        We may not be able to develop and introduce new products on a timely basis.    Meeting our objectives for the future will require that our recently introduced products achieve success in the marketplace and that we succeed in the timely development and introduction of more successful new products. Product transitions are a recurring part of our business. A number of risks are inherent in this process.

        The development of new technology and products is increasingly complex and uncertain, which increases the risk of delays. The introduction of new computer systems requires close collaboration and continued technological advancement involving multiple hardware and software design teams, internal manufacturing teams, outside suppliers of key components such as semiconductors and outsource manufacturing partners. The failure of any one of these elements could cause our products under development to fail to meet specifications or to miss the aggressive timetables that we establish. There is no assurance that development or acceptance of our new systems will not be affected by delays in this process.

        Short product life cycles place a premium on our ability to manage the transition to new products. We often announce new products in the early part of a quarter while the product is in the final stages of development and testing, and seek to manufacture and ship the product in volume during the same quarter. Our results could be adversely affected by such factors as development delays, the release of products to manufacturing late in any quarter, quality or yield problems experienced by suppliers, variations in product costs and excess inventories of older products and components. In addition, some customers may delay purchasing existing products in anticipation of new product introductions.

        Most products are upgraded during their product life cycle. The ability to upgrade products in a timely fashion is necessary to compete in the computer industry. Delay in introducing updates and upgrades can adversely affect acceptance and demand for product.

        Downward fluctuations in the price of our common stock may cause our common stock to be delisted.    On October 24, 2002 we were notified by the New York Stock Exchange that we were not in compliance with its requirement that listed securities trade at a minimum per share price of $1.00 averaged over a thirty day trading period. Our stock price subsequently increased to more than $1.00, but if it were to decline again and not recover, the NYSE could terminate the listing of our common stock. As of November 4, 2003, the 30-day trading average of our stock was $1.10. Declines in the price of our common stock may be caused by our failure to meet the investment community's expectations for quarterly revenue or earnings or by broader market trends unrelated to our performance. Delisting would adversely affect the liquidity and market price of our common stock.

        We operate in a highly competitive industry.    The computer industry is highly competitive, with rapid technological advances and constantly improving price/performance. Most of our competitors have substantially greater technical, marketing and financial resources. They also generally have a larger installed base of customers and a wider range of available applications software. Competition may result in significant discounting and lower gross margins.

        We may not be able to retain and attract qualified employees.    Our success depends on our ability to continue to attract, retain and motivate highly qualified technical, sales and marketing and management personnel. The uncertainties surrounding our business prospects and our continuing restructuring actions have increased the challenges of retaining world-class talent. We implemented further restructuring actions during fiscal 2003 and the first quarter of fiscal 2004. As we continue to work through the turnaround process, there is no guarantee that we will not lose highly qualified employees or that we will be able to hire highly qualified candidates, as new skills are needed.

        Our business is subject to market risk.    In the normal course of business, our financial position is routinely subjected to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable. We regularly assess these risks and have established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, we do not anticipate material losses in these areas.

DESCRIPTION OF THE EXCHANGE OFFER

Purpose of the Exchange Offer

        We do not currently believe that we will be able to generate sufficient cash to repay the Old Notes in full at maturity on September 1, 2004. Our unrestricted cash, cash equivalents and marketable investments were approximately $116 million at September 26, 2003. The working capital requirements of our business result in substantial fluctuations in our cash balances during fiscal quarters. We would be unable to repurchase or repay at maturity the Old Notes without depleting our cash balance to a level that would be insufficient to support our business. If we are unable to complete the exchange offer, there is a substantial risk that uncertainty about our ability to repay or refinance the Old Notes could erode customer confidence which would have a material adverse effect on our business. In addition, the maturity date of our secured credit facility will be accelerated to June 2, 2004 if we fail to complete the exchange offer or otherwise refinance 80% of the Old Notes prior to March 5, 2004. Therefore unless we are able to refinance the Old Notes prior to maturity, there is a substantial risk of default at maturity.

        The purpose of the exchange offer is to offer holders of the Old Notes an increase in yield, the benefit of a security interest and, in the case of the New Secured Convertible Notes, a decrease in the conversion price of their investment in return for an extension of the maturity. If the exchange offer is successful, it will provide time to return our business to profitability and positive cash flow so that we can repay or refinance our debt prior to its revised maturity. We cannot assure you that, even if the exchange offer is successful, we will achieve these objectives.

        The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange Offer; Period for Tendering

        This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange Old Notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

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  When you tender to us Old Notes as provided below, our acceptance of the Old Notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

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  For each $1,000 principal amount of Old Notes you tender accepted by us in the exchange offer, we will give you that principal amount of 2009 Secured Notes. Upon completion of the exchange offer, we will also pay accrued and unpaid interest up to the date of acceptance on Old Notes that we accept for exchange.

  •
  The exchange offer is conditioned on the holders of 80% in principal amount of the Old Notes having tendered and not withdrawn their Old Notes at the expiration of the exchange offer our shareholders' approval of the issuance of the shares of common stock underlying the New Secured Convertible Notes and on effectiveness of the registration statement. Our obligation to accept Old Notes for exchange in the exchange offer is also subject to the conditions described under "—Conditions to the Exchange Offer".

  •
  You may exchange your Old Notes entirely for New Secured Notes, entirely for New Secured Convertible Notes, or for any combination of New Secured and New Secured Convertible Notes.

  •
  The exchange offer expires at midnight New York City time on December 19, 2003. We may, however, in our sole discretion, extend the period of time for which the exchange offer is open. References in this prospectus to the expiration date mean midnight New York City time on December 19, 2003 or, if extended by us, the latest time and date to which the exchange offer is extended by us.

  •
  We will keep the exchange offer open for no fewer than 20 business days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the Old Notes.

  •
  We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any Old Notes, by giving oral or written notice of an extension to the Exchange Agent and notice of that extension to the holders as described below. During any extension, all Old Notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

  •
  We expressly reserve the right to amend or terminate the exchange offer at any time prior to the expiration date, and not to accept for exchange any Old Notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under "Conditions to the Exchange Offer" are not satisfied.

  •
  We will give oral or written notice of any extension, amendment, waiver, termination or non-acceptance described above to holders of the Old Notes as promptly as practicable. If we amend this exchange offer in any respect or waive any condition to the exchange offer, we will give written notice of the amendment or waiver to the Exchange Agent and will make a public announcement of the amendment or waiver as promptly as practicable afterward. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. As required by SEC rules, we will extend the exchange offer by at least five business days if we amend the offer in any material respect, including waiver of a material condition. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcements other than by issuing a release to the Dow Jones News Service.

  •
  Holders of Old Notes do not have any appraisal or dissenters' rights in connection with the exchange offer.

  •
  We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended and the applicable rules and regulations of the United States Securities and Exchange Commission.

Important Reservation of Rights Regarding the Exchange Offer

        You should note that:

  •
  All questions as to the validity, form, eligibility, time of receipt and acceptance of Old Notes tendered for exchange will be determined by SGI in its sole discretion, and its determination shall be final and binding.

  •
  SGI reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or not to accept any particular Old Notes the acceptance of which might, in SGI's judgment or the judgment of SGI's counsel, be unlawful.

  •
  SGI also reserves the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the exchange offer. If we waive a condition with respect to any particular noteholder, we will waive it for all noteholders. Unless SGI agrees to waive any defect or irregularity in connection with the tender of Old Notes for exchange, you must cure any defect or irregularity within any reasonable period of time as SGI shall determine.

  •
  SGI's interpretation of the terms and conditions of the exchange offer either before or after the expiration date shall be final and binding on all parties.

  •
  Neither SGI, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Conditions to the Exchange Offer

        We will accept for exchange all Old Notes validly tendered and not withdrawn if at least 80% of Old Notes are tendered for exchange before the expiration of the exchange offer. We will not be required to accept for exchange any Old Notes and may terminate, amend or extend the exchange offer before the acceptance of the Old Notes, if, on or before the expiration date:

  •
  holders of at least 80% of the principal amount of Old Notes have not validly tendered and not withdrawn their Old Notes;

  •
  SGI or any of its respective subsidiaries does not receive or obtain any consent, authorization, approval or exemption of or from any governmental authority that may be required or advisable in connection with the completion of this exchange offer, including that the registration statement of which this prospectus is a part shall not have been declared, or shall not continue to be, effective;

  •
  SGI does not receive approval from its shareholders for the issuance of the shares of our common stock issuable upon conversion of the New Secured Convertible Notes;

  •
  any action, proceeding or litigation seeking to enjoin, make illegal, delay the completion of or challenge in any respect the exchange offer, or otherwise relating in any manner to the exchange offer, is instituted or threatened;

  •
  any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer, to SGI;

  •
  any tender or exchange offer, other than this exchange offer, with respect to some or all of the outstanding Old Notes, or any merger, acquisition or other business combination proposal involving SGI or a substantial portion of its assets, shall have been proposed, announced or made by any person or entity; or there has occurred;

  •
  any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or the European Union;

  •
  the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

  •
  any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), income, operations or prospects of SGI or otherwise materially impair in any way the contemplated future conduct of SGI;

  •
  in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof; or

  •
  a material adverse change in our financial condition or business prospects or an unforeseeable event that makes completion of the exchange offer inadvisable.

        The conditions listed above are for SGI's sole benefit and may be asserted by SGI regardless of the circumstances giving rise to any of these conditions. On or before the expiration date, SGI may waive these conditions in our sole discretion in whole or in part at any time and from time to time. The failure by SGI at any time to exercise any of the above rights will not be considered a waiver of that right, and these rights will be considered to be ongoing rights which may be asserted, before the expiration date, at any time and from time to time.

        If SGI determines in its reasonable discretion that any of the conditions are not satisfied, it may:

  •
  refuse to accept any Old Notes, return all tendered Old Notes to the tendering holders, and terminate the exchange offer;

  •
  extend the exchange offer and retain all Old Notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these Old Notes (see "Withdrawal Rights" below); or

  •
  waive unsatisfied conditions relating to the exchange offer and accept all properly tendered Old Notes that have not been withdrawn. If we waive any material condition to the offer, we will extend the exchange offer by at least five business days, as required by Rule 13e-4(e)(3).

Procedures for Tendering

  What to submit and how

        If you, as the registered holder of Old Notes, wish to tender your Old Notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal (or agent's message in lieu thereof as described below under "Book-Entry Transfer") to U.S. Bank National Association, as Exchange Agent at the address set forth below under "Exchange Agent" on or prior to the expiration date.

        In addition,

        (1)   a timely confirmation of a book-entry transfer of Old Notes, if such procedure is available, into the Exchange Agent's account at DTC using the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the expiration date; or

        (2)   you must comply with the guaranteed delivery procedures described below.

        The method of delivery of Old Notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or Old Notes should be sent to SGI.

  How to sign your letter of transmittal and other documents

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes being surrendered for exchange are tendered either:

        (1)   by a registered holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

        (2)   for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Exchange Agent, which requirements include membership or participation in the Security Transfer Agent Medallion Program, referred to in this prospectus as STAMP, or such other "signature guarantee program" as may be determined by the Exchange Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

        If the letter of transmittal or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by SGI, proper evidence satisfactory to SGI of its authority to so act must be submitted.

Book-Entry Transfer

        The Exchange Agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC's systems may make book-entry delivery of Old Notes by causing DTC to transfer Old Notes into the Exchange Agent's account in accordance with DTC's Automated Tender Offer Program procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after timely confirmation of book-entry transfer of Old Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an agent's message, transmitted by DTC and received by the Exchange Agent and forming a part of a book-entry confirmation. The agent's message must state that DTC has received an express acknowledgment from the participant tendering Old Notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

        If your Old Notes are held through DTC, you must complete a form called "instructions to registered holder and/or book-entry participant", which will instruct the DTC participant through whom you hold your notes of your intention to tender your Old Notes or not tender your Old Notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Exchange Agent and we will not be able to accept your tender of notes until the Exchange Agent receives a letter of transmittal (or an agent's message in lieu thereof) and a book-entry confirmation from DTC with respect to your notes. A copy of that form is available from the Exchange Agent.

        Except as described under "Description of the Old Notes—Book-Entry System—Certificated Notes", we have arranged for the 2009 Secured Notes to be issued in the form of global notes registered in the name of DTC or its nominee and each holder's interest in it will be transferable only in book-entry form through DTC.

Guaranteed Delivery Procedures

        If you are a holder of Old Notes and you want to tender your Old Notes but the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

        (1)   the tender is made through an eligible institution;

        (2)   prior to the expiration date, the Exchange Agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us and stating:

  •
  the name and address of the holder of Old Notes,

  •
  the amount of Old Notes tendered, and

  •
  that the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, confirmation of a book-entry transfer of the tendered Old Notes to the Exchange Agent; and

        (3)   confirmation of a book-entry transfer is received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Acceptance of Old Notes and Delivery of 2009 Secured Notes

        Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all Old Notes properly tendered and will issue the 2009 Secured Notes promptly after acceptance of the Old Notes. See "—Conditions to the Exchange Offer". For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the Exchange Agent will be considered our acceptance of the exchange offer.

        In all cases, we will issue 2009 Secured Notes in exchange for Old Notes that are accepted for exchange only after timely receipt by the Exchange Agent of:

  •
  a book-entry confirmation of transfer of Old Notes into the Exchange Agent's account at DTC using the book-entry transfer procedures described below, and

  •
  a properly completed and duly executed letter of transmittal (or agent's message in lieu thereof.)

        We will have accepted validly tendered Old Notes if and when we have given oral or written notice to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the 2009 Secured Notes from us, and will make the exchange on, or promptly after, the expiration date. Following this exchange the holders in whose names the 2009 Secured Notes will be issuable upon exchange will be deemed the holders of record of the 2009 Secured Notes.

        The reasons we may not accept tendered Old Notes are:

  •
  the Old Notes were not validly tendered pursuant to the procedures for tendering. See "Procedures for Tendering";

  •
  we determine in our reasonable discretion that any of the conditions to the exchange offer have not been satisfied. See "Conditions to the Exchange Offer";

  •
  a holder has validly withdrawn a tender of Old Notes as described under "Withdrawal Rights"; or

  •
  we have, prior to the expiration date of the exchange offer and in our sole discretion, delayed or terminated the exchange offer. See "—Terms of the Exchange; Period for Tendering".

        If we do not accept any tendered Old Notes for any reason, we will return any unaccepted or non-exchanged Old Notes tendered as promptly as practicable after the expiration or termination of the exchange offer.

        Old Notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and remain subject to the old indenture.

Withdrawal Rights

        You can withdraw your tender of Old Notes at any time on or prior to the expiration date. You may also withdraw your tender if we have not accepted your Old Notes for payment after the expiration of 40 business days from the commencement of the exchange offer.

        For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses listed below under "Exchange Agent". Any notice of withdrawal must specify:

  •
  the name of the person having tendered the Old Notes to be withdrawn;

  •
  the principal amount of the Old Notes to be withdrawn; and

  •
  if Old Notes have been tendered using the procedure for book-entry transfer described above, the name and number of the account at DTC to be credited with the withdrawn Old Notes, and otherwise comply with the procedures of that facility.

        Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any Old Notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

        If you have properly withdrawn Old Notes and wish to re-tender them, you may do so by following one of the procedures described under "—Procedures for Tendering" above at any time on or prior to the expiration date.

Exchange Agent

        U.S. Bank National Association has been appointed as the Exchange Agent for the exchange offer. All executed letters of transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the Exchange Agent, addressed as follows:

Deliver to:

U.S. Bank National Association

By Hand or Overnight Courier:	By Mail:
U.S. Bank National Association West Side Flats Operations Center 60 Livingston Avenue St. Paul, MN 55107 Attn: Specialized Finance	U.S. Bank National Association West Side Flats Operations Center 60 Livingston Avenue St. Paul, MN 55107 Attn: Specialized Finance

Facsimile Transmissions:
(By Eligible Institutions Only)
(651) 495-8158

To Confirm by Telephone:
(651) 495-3511

        Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

        The expenses of soliciting tenders of Old Notes will be borne by SGI. The Information Agent and the Exchange Agent will mail solicitation materials on our behalf. Chanin Capital Partners ("Chanin") is acting as our financial advisor in connection with the exchange offer and will receive a fee of up to $3.0 million. We will also reimburse Chanin for reasonable out-of-pocket expenses. We will pay a retail solicitation fee to soliciting dealers who are named as having solicited and obtained the tender by beneficial holders of the Old Notes in a qualifying letter to clients. The amount of the fee will be $2.50 per $1,000 principal amount of Old Notes solicited from and tendered by beneficial holders of more than $50,000 and less than $250,000 principal amount of Old Notes and $5.00 per $1,000 principal amount of Old Notes solicited from and tendered by beneficial holders of up to and including $50,000 principal amount of Old Notes. This fee will be paid only with respect to tenders by beneficial holders of less than $250,000 principal amount of the Old Notes that are accepted in the exchange offer. The total expenses expected to be incurred by us in connection with the exchange offer, other than fees paid to Chanin, but including Chanin's reasonable expenses, printing, accounting and legal fees, and the fees and expenses of the Exchange Agent, Information Agent and trustee are estimated to be approximately $1.3 million.

Transfer Taxes

        Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes, except that holders who instruct us to register 2009 Secured Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder, will be responsible for the payment of any applicable transfer tax.

Consequences of Failure to Properly Tender Old Notes in the Exchange Offer

        Issuance of the 2009 Secured Notes in exchange for the Old Notes under the exchange offer will be made only after timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed letter of transmittal (or agent's message in lieu thereof) and all other required documents. Therefore holders desiring to tender Old Notes in exchange for 2009 Secured Notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of Old Notes for exchange.

        To the extent that Old Notes are tendered and accepted in connection with the exchange offer, any trading markets for the remaining Old Notes could be adversely affected. See "Risk Factors—Risks Relating to the Exchange Offer".

        To the extent that any Old Notes remain outstanding following completion of the exchange offer, they will remain obligations of SGI.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following are the material United States federal income tax consequences of the exchange offer to exchanging holders of Old Notes. This discussion applies only to Old Notes and 2009 Secured Notes held as capital assets, and does not describe all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules, such as:

  •
  certain financial institutions;

  •
  insurance companies;

  •
  dealers in securities or foreign currencies;

  •
  persons holding Old Notes or 2009 Secured Notes as part of a hedge;

  •
  United States Holders (defined below) whose functional currency is not the U.S. dollar;

  •
  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  •
  persons subject to the alternative minimum tax; or

  •
  persons that own, or are deemed to own, more than 5% of the common stock of the Company or persons that beneficially own more than 5% of the fair market value of the New Secured Convertible Notes.

        This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this exchange offer may affect the tax consequences described herein. Persons considering participation in the exchange offer are urged to consult their tax advisers with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

TAX CONSEQUENCES TO UNITED STATES HOLDERS

        As used in this prospectus, the term "United States Holder" means a beneficial owner of an Old Note or a 2009 Secured Note acquired in the exchange offer that is for United States federal income tax purposes:

  •
  a citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

  •
  an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

        The term United States Holder also includes certain former citizens and residents of the United States.

The Exchange

        The tax treatment of a United States Holder's exchange of Old Notes for 2009 Secured Notes pursuant to the exchange offer will depend on whether the exchange is treated as a recapitalization. The exchange will be treated as a recapitalization only if both the Old Notes and the 2009 Secured Notes constitute "securities" within the meaning of the provisions of the Code governing reorganizations. This, in turn, depends upon the terms and conditions of, and other facts and circumstances relating to, the Old Notes and the 2009 Secured Notes, and upon the application of numerous judicial decisions. We believe the exchange should qualify as a recapitalization for U.S. federal income tax purposes.

        Provided that the exchange is treated as a recapitalization under the Code, (i) a United States Holder will not recognize any gain or loss in respect of the exchange, (ii) the holding period for the 2009 Secured Notes received in the exchange will include the period of time during which the holder held the corresponding Old Notes, and (iii) the tax basis in the 2009 Secured Notes received in the exchange will equal the holder's adjusted tax basis in the Old Notes immediately prior to the exchange.

        If the exchange of the Old Notes for the 2009 Secured Notes failed to qualify as a recapitalization under the Code, a United States Holder would recognize gain or loss equal to the difference, if any, between the amount realized on the exchange and the holder's adjusted tax basis in the Old Notes. In that case, the amount realized would equal the issue price (determined as described below) of the 2009 Secured Notes received. Subject to the application of the market discount rules discussed in the next paragraph, any gain or loss would be capital gain or loss, and would be long-term capital gain or loss if at the time of the exchange the Old Notes had been held for more than one year. The deduction of capital losses for U.S. federal income tax purposes is subject to limitations. A United States Holder's holding period for a 2009 Secured Note would commence on the date immediately following the date of issuance and the holder's tax basis in the 2009 Secured Note would be the issue price of the 2009 Secured Note (determined as described below).

        If a United States Holder holds Old Notes acquired at a "market discount", any gain recognized by the holder on the exchange of such Old Notes for 2009 Secured Notes would be recharacterized as ordinary interest income to the extent of the accrued market discount that had not previously been included as ordinary income.

The 2009 Secured Notes

  Original Issue Discount

        Regardless of whether the exchange qualifies as a recapitalization, the 2009 Secured Notes will be treated as being issued with original issue discount ("OID") for U.S. federal income tax purposes if the stated redemption price at maturity of the 2009 Secured Notes exceeds their issue price, subject to a statutory de minimis exception. Assuming the 2009 Secured Notes are listed on the New York Stock Exchange, the issue price of the 2009 Secured Notes will equal their fair market value at the time of the exchange. If the 2009 Secured Notes were not considered publicly traded, the issue price of the 2009 Secured Notes would equal the fair market value of the Old Notes at the time of the exchange. The amount of OID is de minimis if it is less than 1/4 of 1 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity from the date of exchange. The stated redemption price at maturity is the sum of all payments to be made under the 2009 Secured Notes other than qualified stated interest. Qualified stated interest generally is stated interest that is unconditionally payable at least annually at a single fixed rate over the entire term of the 2009 Secured Notes.

        If the 2009 Secured Notes are treated as issued with more than de minimis OID, a United States Holder will be required to include OID on the 2009 Secured Notes in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to this income. The holder will also increase its tax basis in the 2009 Secured Notes by a corresponding amount. The holder generally will be required to include in income increasingly greater amounts of original issue discount in successive accrual periods. A United States Holder will be required to include any qualified stated interest payments on the 2009 Secured Notes in income in accordance with the holder's method of accounting for U.S. federal income tax purposes.

  Constant Yield Election

        A United States Holder may make an election to include in gross income all interest that accrues on the 2009 Secured Notes (including stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) in accordance with a constant yield method based on the compounding of interest (a "constant yield election").

  Amortizable Bond Premium

        Regardless of whether the exchange qualifies as a recapitalization under the Code, if, immediately after the exchange, a United States Holder had a tax basis in the 2009 Secured Notes (determined in accordance with applicable regulations) in excess of the stated principal amount of the 2009 Secured Notes, the 2009 Secured Notes would be treated as issued with bond premium, and no OID would be required to be included in the gross income of the holder in respect of the 2009 Secured Notes. In addition, the holder may elect to amortize the bond premium. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the holder and may be revoked only with the consent of the Internal Revenue Service. If a holder makes a constant yield election (as described above) for a 2009 Secured Note with amortizable bond premium, such election will result in a deemed election to amortize bond premium for all of the holder's debt instruments with amortizable bond premium and may be revoked only with the permission of the Internal Revenue Service with respect to debt instruments acquired after revocation.

  Acquisition Premium

        Assuming that the exchange qualifies as a recapitalization under the Code, a United States Holder would be treated as having "acquisition premium" with respect to the 2009 Secured Notes if the tax basis in the holder's 2009 Secured Notes (determined in the manner described above) is greater than the issue price of the 2009 Secured Notes immediately after the exchange, but is less than or equal to the stated principal amount of the 2009 Secured Notes. In this case, the amount of any OID includible in the holder's gross income in any taxable year will be reduced by an allocable portion of the acquisition premium (generally determined by multiplying the annual OID accrual by a fraction, the numerator of which is the amount of the acquisition premium, and the denominator of which is the total OID on the 2009 Secured Notes).

  Market Discount

        Assuming that the exchange qualifies as a recapitalization under the Code, if a United States Holder acquired Old Notes for a purchase price that was less than the stated redemption price of the Old Notes (or, if the Old Notes were treated as issued with OID, their "revised issue price", as defined in Section 1278(a)(4) of the Code), the difference would constitute "market discount" for U.S. federal income tax purposes, subject to a de minimis exception. If the 2009 Secured Notes have OID, some or all of the market discount could effectively convert into OID under the rules discussed above. In general, gain recognized upon the sale or other disposition of 2009 Secured Notes having market discount should be treated as ordinary income to the extent of the market discount that accrued during a United States Holder's holding period for the 2009 Secured Notes, unless the holder elects to include market discount in gross income annually as the market discount accrues or pursuant to a constant yield election by the holder, as described above.

  Conversion of New Secured Convertible Notes into Common Stock

        A United States Holder's conversion of a New Secured Convertible Note into common stock will not be a taxable event, except that the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the United States Holder's tax basis in the fractional share).

        A United States Holder's tax basis in common stock received upon a conversion of a New Secured Convertible Note will be the same as the United States Holder's basis in the New Secured Convertible Note at the time of conversion, reduced by any basis allocated to a fractional share. The United States Holder's holding period for the common stock received will include the Holder's holding period for the New Secured Convertible Note converted.

  Constructive Dividends With Respect to New Secured Convertible Notes

        Section 305 of the Internal Revenue Code and applicable Treasury Regulations may treat a holder of New Secured Convertible Notes as having received a constructive distribution if an adjustment is made to the conversion price of the New Secured Convertible Notes that has the effect of increasing the proportionate interest of the holder in our common equity, whether or not the holder ever exercises its conversion privilege. In that case, the holder would be required to recognize ordinary income (and may be eligible for the dividends received deduction) to the extent of our current and/or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula having the effect of preventing dilution of the interests of holders of the New Secured Convertible Notes will generally not be treated as resulting in a constructive distribution. However, adjustments made in connection with a distribution of property to holders of common stock (generally other than distributions of common stock or rights to acquire common stock) generally would result in a constructive distribution.

  Sale, Exchange or Retirement of 2009 Secured Notes

        Upon the sale, exchange or retirement of a 2009 Secured Note (other than a conversion of the New Secured Convertible Notes into common stock), a United States Holder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement (other than accrued but unpaid interest, which will be taxable as such), and the holder's adjusted tax basis in the 2009 Secured Note. Subject to the application of the market discount rules described above, any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the United States Holder held the 2009 Secured Notes for more than one year at the time of sale, exchange or retirement.

Information Reporting and Backup Withholding

        Information returns will be filed with the Internal Revenue Service in connection with payments on the 2009 Secured Notes and the proceeds from a sale or other disposition of 2009 Secured Notes. A United States Holder will be subject to United States backup withholding tax on these payments if the United States Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the United States Holder's United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

        As used herein, the term "Non-United States Holder" means a beneficial owner of an Old Note, a 2009 Secured Note or common stock acquired through the conversion of a New Secured Convertible Note that is, for United States federal income tax purposes:

  •
  an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

  •
  a foreign corporation; or

  •
  a foreign estate or trust.

        The term "Non-United States Holder" as used herein does not include an individual present in the United States for 183 days or more in the taxable year of disposition or exchange and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Any such person is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the exchange of an Old Note pursuant to the exchange offer, or of the sale, exchange or other disposition of a 2009 Secured Note or common stock acquired through the conversion of a New Secured Convertible Note.

The 2009 Secured Notes and Common Stock Acquired through Conversion of New Secured Convertible Notes

  General

        Subject to the discussion below concerning backup withholding, payments of principal, interest (including OID, if any) and premium on a 2009 Secured Note by us or any paying agent to any Non-United States Holder will not be subject to U.S. federal withholding tax, provided that, in the case of interest, (i) the holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related to us, directly or indirectly, through stock ownership; and (ii) the beneficial owner of the 2009 Secured Note certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a United States person.

        A Non-United States Holder of a 2009 Secured Note will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of a New Secured Note, or on gain realized upon exchange of an Old Note pursuant to the exchange offer, unless the gain is effectively connected with the conduct by the holder of a trade or business in the United States. If a Non-United States Holder of a 2009 Secured Note is engaged in a trade or business in the United States, and if interest (including OID, if any) on the 2009 Secured Note is effectively connected with the conduct of this trade or business, the holder, although exempt from the withholding tax discussed above, will generally be taxed in the same manner as a United States Holder (see above), except that the holder will be required to provide to us a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding tax. These holders should consult their own tax advisers with respect to other U.S. tax consequences of the ownership and disposition of 2009 Secured Notes, including the possible imposition of a 30% branch profits tax.

  Conversion of New Secured Convertible Notes into Common Stock

        A Non-United States Holder's conversion of a New Secured Convertible Note into common stock will not be a taxable event. However, to the extent that a Non-United States Holder receives cash in lieu of a fractional share upon conversion, any gain upon the receipt of cash would be subject to the rules described below regarding the sale or exchange of common stock.

  Sale, Exchange or Other Disposition of Common Stock or New Secured Convertible Notes

        Subject to an applicable treaty providing otherwise, a Non-United States Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock or New Secured Convertible Notes, unless:

  •
  the gain is effectively connected with a trade or business of the Non-United States Holder in the United States; or

  •
  we are or have been a U.S. real property holding corporation, within the meaning of Section 897 of the Code, at any time within the five-year period preceding the disposition or the Non-United States Holder's holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

        We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation.

  Dividends

        Dividends (including deemed dividends on the New Secured Convertible Notes described above under "Tax Consequences to United States Holders—Constructive Dividends") paid to a Non-United States Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

        The withholding tax does not apply to dividends paid to a Non-United States Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-United States Holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-United States Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate).

Information Reporting and Backup Withholding

        Information returns will be filed with the United States Internal Revenue Service in connection with payments on the 2009 Secured Notes or our common stock, and may be filed in connection with the proceeds from a sale or other disposition of the 2009 Secured Notes or our common stock. A Non-United States Holder may be subject to U.S. backup withholding tax on these payments unless the holder complies with certification procedures to establish that it is not a United States person. The certification procedures required to claim the exemption from withholding tax on interest and original issue discount described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a Non-United States Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

        Subject to benefits provided by an applicable estate tax treaty, a 2009 Secured Note held by an individual who is a Non-United States Holder may be subject to United States federal estate tax upon the individual's death if, at such time, interest payments on the 2009 Secured Note would have been:

  •
  subject to United States federal withholding tax (even if the certification requirement described above were satisfied), without regard to the availability of a treaty exemption or

  •
  effectively connected with the conduct by the holder of a trade or business in the United States.

        An individual Non-United States Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in common stock will be required to include the value of the stock in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

DESCRIPTION OF THE 2009 SECURED NOTES

General

        The New Secured Notes and New Secured Convertible Notes are senior secured obligations of the Company, ranking equally with all existing and future senior obligations of the Company, ranking senior to all existing and future subordinated indebtedness of the Company. The Secured 2009 Notes are secured by a junior priority lien on certain collateral as described under "—Collateral". In addition to a description of the security provisions of the Secured 2009 Notes, this section describes the other material differences in the terms of the Secured 2009 Notes and the Old Notes including the new maturity dates, increased interest rates and the terms upon which the New Secured Convertible Notes will be convertible into shares of our common stock. The New Secured Notes and the New Secured Convertible Notes will be issued under indentures which we refer to as the new indentures, to be entered into between us and U.S. Bank National Association, as trustee of the 2009 Secured Notes. The terms on which the Secured 2009 Notes are secured are set forth in a security agreement between us and the trustee and an intercreditor agreement among us, the administrative agent for our senior secured lender group, Wells Fargo Foothill, Inc., referred to as the agent and the trustee of the 2009 Secured Notes. The forms of the security agreement, the intercreditor agreement and the new indentures are filed as exhibits to the Registration Statement of which this prospectus forms a part. The following summaries of certain provisions of the 2009 Secured Notes and these agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the documents themselves, including the definitions therein. The new indentures are subject to and governed by the Trust Indenture Act of 1939, as amended.

        The 2009 Secured Notes will be issued only as fully registered securities in the name of Cede & Co. as nominee for The Depository Trust Company, referred to as DTC, which will act as depositary for the 2009 Secured Notes. One or more fully registered global certificates representing the total principal amount of 2009 Secured Notes will be issued and deposited with DTC. You will generally not be entitled to receive physical delivery of 2009 Secured Notes. Accordingly, you will have to rely on the procedures of DTC to exercise any rights under the 2009 Secured Notes. A more detailed description of the DTC book-entry system and the circumstances in which you would be entitled to receive physical delivery of 2009 Secured Notes are set forth under "Description of the Old Notes—Book-Entry System—The Depository Trust Company".

Principal and Interest; Maturity Date

        The New Secured Notes will bear interest at the annual rate of 11.75% from and including the first day after expiration of the exchange offer, payable semi-annually on December 1 and June 1 of each year, commencing June 1, 2004 to the holders of record at the close of business on the preceding November 15 and May 15, respectively. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

        The New Secured Convertible Notes will bear interest at the annual rate of 6.50% from and including the first day after expiration of the exchange offer, payable semi-annually on December 1 and June 1 of each year, commencing June 1, 2004 to the holders of record at the close of business on the preceding November 15 and May 15, respectively. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

        Principal and interest on the notes will be payable, transfers of the notes will be registered, and notes will be exchanged for the same type and total principal amount of New Secured Notes or New Secured Convertible Notes, as applicable, of other permitted denominations, at the office or agency of the Trustee for the 2009 Secured Notes in New York, New York. At our option we may pay interest by check mailed to the address of, or by wire transfer to the account of, the person entitled to the interest. The payment of principal on any note will be made only on surrender of that note to the trustee.

        Up to $230,591,000 aggregate principal amount of 2009 Secured Notes will be issued in any combination of New Secured Notes and New Secured Convertible Notes. The amount of New Secured Notes and New Secured Convertible Notes issued will depend on the choice holders of the Old Notes make between receiving New Secured Notes and New Secured Convertible Notes. We will announce the amount of New Secured Notes and New Secured Convertible Notes issued after expiration of the exchange offer. We may not issue additional New Secured Notes or New Secured Convertible Notes to replace those that mature or are converted, redeemed or otherwise canceled, except in connection with registrations of transfers, exchanges or replacements.

        The New Secured Notes and New Secured Convertible Notes will mature on June 1, 2009.

Collateral

        The Secured 2009 Notes will be secured by junior priority liens on those assets in which the lenders under our secured credit facility currently hold a senior priority security interest, including U.S. and Canadian accounts receivable, books, equipment, intellectual property, inventory, negotiable property, cash and other assets, including proceeds of these assets, but excluding certain intellectual property. In addition, any other senior lien obligations permitted under the new indentures may be secured by liens on the collateral that are senior to the liens securing the Secured 2009 Notes.

        We will enter into a security agreement with the trustee of the 2009 Secured Notes in which we will grant the trustee a security interest in the collateral for the benefit of the holders of the 2009 Notes. Subject to the terms of the Intercreditor Agreement described below, we will be required to deliver to the trustee such documentation as it requests to perfect its security interest in the collateral. Although the Intercreditor Agreement will prohibit it from taking such actions without the consent of the holders of any outstanding senior secured debt under the terms of the security agreement, the trustee will have the right as a secured party to exercise remedies with respect to the collateral in an event of default under the indentures, including taking possession of and selling the collateral.

        The New Secured Notes and New Secured Convertible Notes are only our obligations and are not obligations of our subsidiaries. Accordingly, references to us in this section do not, unless the context otherwise indicates, include our subsidiaries. Since our operations are conducted in part through subsidiaries, our cash flow and ability to service debt, including the New Secured Notes and New Secured Convertible Notes, depends in part on the earnings of our subsidiaries and our receipt of distributions of those earnings, or of loans or other payments from those subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the New Secured Notes or New Secured Convertible Notes or to make funds available to us for amounts due under the New Secured Notes or New Secured Convertible Notes, whether by dividend, loan or other payments. In addition, the ability of our subsidiaries to pay dividends and make loans and advances to us may be subject to statutory or contractual restrictions, is contingent upon the earnings of those subsidiaries and may be subject to other business considerations. Our right to receive assets of any of our subsidiaries upon any liquidation or reorganization, and the ability of the holders of the New Secured Notes or New Secured Convertible Notes to look to those assets for payment, will be effectively subordinated to the claims of that subsidiary's trade and other creditors, except to the extent we are recognized as a creditor of the subsidiary, in which case our claims would still be subject to any security interests in the assets of that subsidiary and subordinate to any indebtedness of that subsidiary senior to that held by us.

The Intercreditor Agreement

        The intercreditor agreement among us, the agent and the trustee provides that while any senior priority lien obligations are outstanding, the agent will control all remedies related to the collateral, including its management and disposition and the junior priority liens will not entitle the trustee to take any action with respect to the collateral, other than limited actions to preserve the junior priority liens that do not impair the senior priority liens. Thus, while any senior priority liens are outstanding, the trustee and the holders of the 2009 Secured Notes will not be able to force a sale of the collateral or otherwise exercise remedies normally available to secured creditors, nor will they be able to challenge any actions in respect thereof by the holders of the senior priority liens. The terms of the agreements governing the senior priority liens may be modified, extended or waived and the collateral sold, released or substituted without the consent of the trustee and the holders of the 2009 Secured Notes. To the extent that the agent disposes of or elects to release liens on a portion of the collateral, other than in connection with a complete repayment of the obligations secured by those first priority liens, the trustee will be obligated to release its liens on that portion of the collateral. The intercreditor agreement survives the filing of a bankruptcy petition by or against us and permits the agent to use cash collateral or to provide post-petition financing and restricts the trustee's right to object to such financing or to propose, provide or approve alternative financing or an alternative plan of reorganization to the agent's or that would conflict with the agent's rights under the intercreditor agreement. While the intercreditor agreement is in effect, the trustee may not amend the new indentures without the consent of the agent and is required to inform the agent of the occurrence of a default under either of the new indentures. The intercreditor agreement terminates upon payment in full of all senior priority debt.

Restriction on Additional Indebtedness

        The new indentures will provide that we will not, and we will not permit our subsidiaries to, directly or indirectly, create, incur, assume, guaranty or otherwise become directly or indirectly liable for any additional indebtedness for borrowed money or issue any Disqualified Stock.

        The covenant will not restrict our ability to, or permit our subsidiaries to, incur:

  (i)
  indebtedness pursuant to any interest rate swap agreement, interest rate cap agreement or other agreement designed to protect against fluctuations in interest rates, any foreign exchange forward contract, currency swap agreement or other agreement designed to protect against fluctuations in foreign exchange rates, or any commodity or raw material futures contract or any other agreement designed to protect against fluctuations in raw material prices, entered into in the ordinary course of business for the purpose of limiting risks associated with our business and not for speculation;

  (ii)
  indebtedness with respect to letters of credit and bankers' acceptances issued in the ordinary course of business and not supporting indebtedness for borrowed money, including letters of credit supporting performance, surety or appeal bonds, indemnification obligations, lease or other contractual deposits or other similar obligations;

  (iii)
  indebtedness the proceeds of which, less fees and expenses, are used to repay, redeem or repurchase, at our option, New Secured Notes, New Secured Convertible Notes or Old Notes, provided that if any New Secured Notes or New Secured Convertible Notes will remain outstanding, the Stated Maturity of the indebtedness incurred must be at least 120 days after the Stated Maturity of the New Secured Notes and New Secured Convertible Notes;

  (iv)
  indebtedness incurred to refinance, renew or replace our existing approximately $26.726 million as of September 26, 2003 of yen-denominated secured indebtedness to SGI

    Japan Ltd., or any extensions or amendments of the SGI Japan secured debt, in each case that do not increase the principal amount thereof; or

  (v)
  other indebtedness to banks or other institutional lenders in the form of revolving credit loans or term loans or the issuance of letters of credit or bankers' acceptances or the like, including our existing secured credit facility as it may be extended, refinanced, renewed or replaced, provided that the aggregate principal amount of such other indebtedness at any time outstanding does not exceed $100 million.

  (vi)
  indebtedness represented by purchase money liens or the interests of lessors under Capital Leases to the extent that such liens or interests secure Permitted Purchase Money Indebtedness and so long as such lien attaches only to the asset purchased or acquired and the proceeds thereof, including indebtedness incurred to refund, refinance or replace any indebtedness incurred pursuant to this clause (vi).

  (vii)
  indebtedness which is in an aggregate principal amount no greater than $35 million and is subordinate in right of payment to all amounts payable under the New Secured Notes and New Secured Convertible Notes, does not have a Stated Maturity prior to the Stated Maturity of the New Secured Notes and the New Secured Convertible Notes, and has an Average Life at least equal to the remaining Average Life of the New Secured Notes and the New Secured Convertible Notes.

        "Average Life" means, with respect to any indebtedness, the quotient obtained by dividing the sum of the products of (1) the number of years from the date of determination to the dates of each successive scheduled principal payment on such indebtedness and (2) the amount of such principal payment, by the sum of all such principal payments.

        "Stated Maturity" means with respect to any indebtedness or any installment of interest thereon, the date specified as the fixed date on which the principal of such debt or such installment of interest is due and payable as set forth in the documentation governing that debt, not including any contingent obligation to repay, redeem or repurchase prior to the regularly scheduled date for payment.

        "Capital Lease" means a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP.

        "Permitted Purchase Money Indebtedness" means indebtedness incurred at the time of, or within 20 days after, the acquisition of any fixed assets for the purpose of financing all or any part of the acquisition cost thereof.

        "Disqualified Stock" means Capital Stock that, by its terms (or the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder, in whole or in part, on or prior to the date that is the Stated Maturity of the New Secured Notes and the New Secured Convertible Notes.

        "Capital Stock" means (1) in the case of a corporation, corporate stock, (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (3) in the case of a partnership, partnership interests (whether general or limited) and (4) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing person.

        Each of the exceptions in paragraphs (i) through (vii) to the restrictions on our ability to incur additional indebtedness is independent of the others and the incurrence of indebtedness pursuant to one exception will not serve to reduce the amount of indebtedness we may incur for a separate purpose pursuant to another exception.

        The additional indebtedness that we may incur pursuant to the above-listed exceptions to this covenant may be unsecured or secured debt. To the extent permitted under our secured credit facility, additional secured debt may include debt secured by additional liens on the collateral securing our senior credit facility and the 2009 Secured Notes, as well as debt secured by any of our assets that are not pledged to secure our senior credit facility and the 2009 Secured Notes. Any additional security interests we grant on the collateral securing the 2009 Notes to secure additional indebtedness may be senior in priority to liens securing the 2009 Notes.

Restricted Payments

        The new indentures will provide that we will not:

  •
  declare or pay any dividend or make any distribution on our Capital Stock, other than dividends or distributions paid in our or our subsidiaries' Capital Stock other than Disqualified Stock;

  •
  purchase, redeem or otherwise acquire or retire for value any of our Capital Stock or Options, other than (1) the repurchase of unvested restricted stock in connection with voluntary or involuntary terminations of employment for an aggregate purchase price less than $100,000 per fiscal year, or (2) repurchases, redemptions, acquisitions or retirements paid for with our Capital Stock other than Disqualified Stock or Options to buy Capital Stock other than Disqualified Stock;

  •
  pay any funds to or for the account of, make any investment in, lease, sell, transfer or otherwise dispose of any assets, tangible or intangible, to, or participate in, or effect, any transaction with, any affiliate except on an arms-length basis on terms at least as favorable to us as could have been obtained from a third party that was not an affiliate (except that we may enter into compensatory arrangements with and pay such salary, bonus or other compensation to employees, officers and directors as have been approved by a committee of our Board of Directors comprised of independent directors); or

  •
  repay, redeem, repurchase, defease or otherwise acquire or retire for value, any indebtedness subordinated in right of payment to the 2009 Secured Notes except a payment of interest or principal when due.

        "Options" means any warrants, options or other rights to acquire our Capital Stock (but excluding (1) any options or other rights issued under a plan we maintain for the benefit of employees, directors and consultants, and (2) any debt security that is convertible into or exchangeable for our Capital Stock). The other terms used but not defined in this section are defined above under "—Restriction on Additional Indebtedness".

Conversion of New Secured Convertible Notes

        A holder of a New Secured Convertible Note may convert it into shares of our common stock, $0.001 par value per share, at any time through the close of business on June 1, 2009, unless previously redeemed, at an initial conversion price of $1.25 principal amount of New Secured Notes per share, subject to adjustment or reduction in certain events and otherwise on the terms described under "Description of the Old Notes—Conversion of the Old Notes".

        The New Secured Notes will not be convertible.

Redemption of the 2009 Secured Notes at the Option of the Company

        No sinking fund is provided for the New Secured Notes or New Secured Convertible Notes.

        We may redeem the New Secured Notes for cash as a whole at any time, or from time to time in part, on not less than 10 days' nor more than 60 days' notice at the following prices (expressed as percentages of the principal amount), together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

If redeemed from June 1, 2004 through May 30, 2005:	104%
If redeemed from June 1, 2005 through May 30, 2006:	103%
If redeemed from June 1, 2006 through May 30, 2007:	102%
If redeemed from June 1, 2007 through May 30, 2008:	101%
If redeemed from and after June 1, 2008:	100%

        The New Secured Convertible Notes are not redeemable by us for the first two years following issuance. In the third year following issuance, the New Secured Convertible Notes may be redeemed at our option, in whole or in part, on not less than 10 days' nor more than 60 days' notice, at 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the redemption date, provided that the closing price of our common stock has been at least 150% of the then-applicable conversion price for the 20 consecutive trading days ending two trading days prior to the notice of redemption. Thereafter, New Secured Convertible Notes may be redeemed at our option, in whole or in part, on not less than 10 days' nor more than 60 days' notice, at 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

        Notwithstanding the foregoing, any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the holders of record on the relevant record date for the redemption of the applicable notes. We may not redeem notes if an event of default (as defined below) with respect to the payment of interest on that series of notes has occurred and is continuing.

        If fewer than all of a series of notes is to be redeemed, the trustee will select the notes to be redeemed by lot or, in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note or notes in the aggregate principal amount equal to the unredeemed principal portion will be issued. If a portion of a holder's New Secured Convertible Notes is selected for redemption and the holder converts a portion of these notes, the converted notes shall be deemed to be taken from the notes selected for redemption.

Redemption at the Option of the Holder Upon a Fundamental Change

        If a Fundamental Change defined below occurs at any time prior to June 1, 2009, each holder of New Secured Notes or New Secured Convertible Notes will have the right, at the holder's option, to require us to redeem any or all of that holder's notes on the date, referred to as the repurchase date, that is 45 days after the date of our notice of the Fundamental Change. The notes will be redeemable in multiples of $1,000 principal amount.

        We will redeem these New Secured Notes or New Secured Convertible Notes at 100% of the principal amount thereof, plus accrued interest on the redeemed notes up to, but excluding, the repurchase date; provided that, if that repurchase date is an interest payment date, then the interest payable on that date shall be paid to the holder of record of the notes on the relevant record date.

        This is a change from the terms of the Old Notes, which provide that the price paid on redemption of the Old Notes at the option of the holder upon a Fundamental Change will be determined by a formula based upon the price paid to common shareholders as a result of such Fundamental Change, or if consideration other than cash is paid, based on the market price of our common stock during the 10 trading days prior to the record date in connection with such Fundamental Change. Based upon an assumed price of $1.50 per common share, such redemption price would be $80.21 per $1,000 principal amount. See "Description of the Old Notes—Redemption at the Option of the Holder Upon a Fundamental Change".

        "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all our common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock listed (or, upon consummation of or immediately following such transaction or event, which will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

        We will mail to all holders of record of the 2009 Secured Notes a notice of the occurrence of a Fundamental Change and of the redemption right arising as a result thereof on or before the tenth day after the occurrence of that Fundamental Change. We will deliver a copy of this notice to the trustee. To exercise the redemption right, noteholders must deliver, on or before the 30th day after the date of our notice of a Fundamental Change, the 2009 Secured Notes to be so redeemed, duly endorsed for transfer, together with the form entitled "Option to Elect Redemption Upon a Fundamental Change" on the reverse thereof duly completed, to us (or an agent designated by us for such purpose). We will comply with any rules under the Securities Exchange Act of 1934, as amended, which may then be applicable in connection with the redemption rights of holders in the event of a Fundamental Change. The redemption rights of the holders of 2009 Secured Notes could discourage a potential acquiror of us. The Fundamental Change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

        No 2009 Secured Notes may be redeemed at the option of holders on a Fundamental Change if there has occurred and is continuing an Event of Default with respect to the 2009 Secured Notes, as described under "Description of Old Notes—Events of Default; Notice and Waiver", other than a default in the payment of the redemption price in the event of a Fundamental Change with respect to the notes.

  Events of Default

        Under the new indentures, the events of default will be as described under "Description of Old Notes—Events of Default; Notice and Waiver" except that any event of default under the old indenture or either of the new indentures which results in the principal amount of and accrued interest on that debt becoming immediately due and payable will also be an event of default under both new indentures.

DESCRIPTION OF THE OLD NOTES

General

        There are approximately $230 million in aggregate principal amount of Old Notes outstanding. The Old Notes are unsecured unsubordinated obligations of ours and mature on September 1, 2004.

        The Old Notes were issued under an indenture dated as of September 1, 1997, which we refer to as the old indenture, between us and U.S. Bank National Association, as the trustee, and references in this section to the trustee refer to the trustee under the old indenture. The form of the old indenture is an exhibit to the registration statement of which this prospectus forms a part and what follows is only a summary of the material provisions of the Old Notes and the old indenture that is subject to and qualified by reference to the more detailed provisions of the Old Notes and the old indenture. The old indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

        The Old Notes were issued only as fully registered securities registered in the name of Cede & Co. as nominee for The Depository Trust Company, referred to as DTC, which acts as depositary for the Old Notes. One or more fully registered global certificates representing the total principal amount of Old Notes was issued and deposited with DTC. You are generally not entitled to receive physical delivery of Old Notes. Accordingly, you must rely on the procedures of DTC to exercise any rights under the Old Notes. A more detailed description of the DTC book-entry system and the circumstances in which you would be entitled to receive physical delivery of Old Notes is set forth below under "Book-Entry System—Certificated Notes".

Principal and Interest

        The Old Notes bear interest at the annual rate of 5.25%, payable semi-annually on March 1 and September 1 of each year, to the holders of record at the close of business on the preceding February 15 and August 15, respectively. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

        We may not issue additional Old Notes to replace those that mature or are converted, redeemed or otherwise canceled, except in connection with registrations of transfers, exchanges or replacements.

        The Old Notes will mature on September 1, 2004 and are our unsecured obligations. The old indenture does not limit our ability to incur additional indebtedness.

        The Old Notes are only our obligation and are not obligations of our subsidiaries. Accordingly, references to us in this section do not, unless the context otherwise indicates, include our subsidiaries. Since our operations are conducted in part through subsidiaries, our cash flow and ability to service debt, including the Old Notes, depends in part on the earnings of our subsidiaries and our receipt of distributions of those earnings, or of loans or other payments from those subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the Old Notes or to make funds available to us for amounts due under the Old Notes, whether by dividend, loan or other payments. In addition, the ability of our subsidiaries to pay dividends and make loans and advances to us may be subject to statutory or contractual restrictions, is contingent upon the earnings of those subsidiaries and may be subject to other business considerations. Our right to receive assets of any of our subsidiaries upon any liquidation or reorganization, and the ability of the holders of the Old Notes to look to those assets for payment on the notes will be effectively subordinated to the claims of that subsidiary's trade and other creditors, except to the extent we are recognized as a creditor of the subsidiary, in which case our claims would still be subject to any security interests in the assets of that subsidiary and subordinate to any indebtedness of that subsidiary senior to that held by us.

        Principal and interest on the notes will be payable, transfers of the notes will be registered, and notes will be exchanged for the same type and total principal amount of Old Notes of other permitted denominations, at the office or agency of the trustee in New York, New York. At our option we may pay interest by check mailed to the address of, or by wire transfer to the account of, the person entitled to the interest. The payment of principal on any note will be made only on surrender of that note to the trustee.

Conversion of Old Notes

        A holder of an Old Note may convert it into shares of our common stock, $0.001 par value, at any time through the close of business on September 1, 2004 unless previously redeemed, at the conversion price of $18.70 principal amount of Old Notes per share, subject to adjustment as described below.

        A holder exercising its option to require redemption of notes upon a fundamental change as described below under "—Redemption at the Option of the Holder upon a Fundamental Change" may convert those notes only if the holder withdraws its election to require redemption in accordance with the terms of the new convertible indenture. If a note is called by us for redemption, the holder may convert it only until the close of business on the last trading day prior to the redemption date. A holder may convert notes in part, with a minimum of $1,000 principal amount and multiples thereof. A holder entitled to a fractional share of our common stock on conversion of notes will receive cash equal to the then-current market value of that fractional share.

        Except as described below, no adjustment will be made on conversion of any notes for any accrued interest, or for dividends on any common stock issued. If any notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, those notes must be accompanied by funds equal to the interest payable on that succeeding interest payment date on the principal amount so converted.

        To convert a note into shares of our common stock, a holder must:

  •
  complete and manually sign the conversion notice on the back of the note (or complete and manually sign a facsimile thereof) and deliver the notice to the conversion agent;

  •
  surrender the note to the conversion agent;

  •
  if required, furnish appropriate endorsements and transfer documents; and

  •
  if required, pay all transfer or similar taxes.

        The old indenture refers to the date on which all of the foregoing requirements have been satisfied as of the conversion date.

        The conversion price is subject to adjustment under formulas set forth in the applicable indenture in case of certain events, including:

  •
  our issuance of our common stock as a dividend or distribution on our common stock;

  •
  subdivisions and combinations of our common stock;

  •
  the issuance to all holders of our common stock of certain rights or warrants entitling them to subscribe for or purchase our common stock at less than the current market price (as defined below);

  •
  the distribution to all holders of our common stock of shares of capital stock (other than our common stock) or evidences of our indebtedness or of assets (other than cash distributions covered by the next bullet point) or rights or warrants to subscribe for or purchase any of our securities (excluding rights or warrants to purchase our common stock referred to in the previous bullet point);

  •
  distributions consisting of cash, excluding any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of (1) the amount per share of common stock of the next preceding quarterly dividend on the common stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion rate under the provision described in this bullet point (as adjusted to reflect subdivisions or combinations of our common stock) and (2) 3.75% of the average of the last reported sales price of our common stock during the ten trading days immediately prior to the date of declaration of the dividend, and excluding any dividend or distribution in connection with any liquidation, dissolution or winding up of us. If any adjustment is required to be made under the preceding sentence as a result of a distribution that is an excluded quarterly dividend, the adjustment will be based on the amount by which the distribution exceeds the amount of the quarterly dividend permitted as described above. If an adjustment is required to be made as set forth above as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

  •
  payment in respect of a tender or exchange offer by us or any of our subsidiaries for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price, as defined below, per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

  •
  payment in respect of a tender offer or exchange offer by a person other than us or any of our subsidiaries in which, as of the closing date of the offer, our Board of Directors is not recommending rejection of the offer. The adjustment referred to the preceding sentence will only be made if the tender offer or exchange offer is for an amount which increases the offeror's ownership of our common stock to more than 25% of the total shares of common stock outstanding, and if the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price, as defined below, per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer. The adjustment will generally not be made, however, if, as of the closing of the offer, the offering documents with respect to the offer disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

        No adjustment in the conversion price will be required unless that adjustment would require a change of at least 1% in the conversion price then in effect, but any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

        In the case of any reclassification of our common stock, or a consolidation or merger involving us or a sale or conveyance to another corporation of our property and assets as an entirety or substantially as an entirety, in each case as a result of which holders of our common stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets (including cash) which they would have owned or been entitled to receive upon such reclassification, consolidation, merger, sale or conveyance had such notes been converted immediately prior to such reclassification, consolidation, merger, sale or conveyance assuming that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets (including cash) receivable in connection therewith.

        In the event of a taxable distribution to holders of our common stock or in certain other circumstances requiring an adjustment to the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our common stock. From time to time we may, to the extent permitted by law, decrease the conversion price by any amount for any period of at least 20 days, in which case we will give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in our best interests, which determination shall be conclusive. We may, at our option, make such decreases in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Redemption of the Old Notes at the Option of the Company

        No sinking fund is provided for the Old Notes. Until the Old Notes mature on September 1, 2004, we may redeem the Old Notes for cash as a whole at any time, or from time to time in part, upon not less than 30 days' nor more than 60 days' notice at their principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

        Any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the holders of record on the relevant record date of the Old Notes being redeemed. We may not redeem Old Notes if an event of default (as defined below) with respect to the payment of interest on the notes has occurred and is continuing.

        If fewer than all of the Old Notes are to be redeemed, the trustee will select the notes to be redeemed by lot or, in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note or notes in the aggregate principal amount equal to the unredeemed principal portion will be issued. If a portion of a holder's notes are selected for redemption and the holder converts a portion of its notes, the converted notes shall be deemed to be taken from the notes selected for redemption.

Redemption at the Option of the Holder upon a Fundamental Change

        If a Fundamental Change (as defined below) occurs at any time prior to September 1, 2004 each holder of Old Notes will have the right, at the holder's option, to require us to redeem any or all of that holder's Old Notes on the date, referred to as the repurchase date, that is 45 days after the date of our notice of the Fundamental Change. The notes will be redeemable in multiples of $1,000 principal amount.

        We will redeem these Old Notes at a price of 100% of principal amount except that if the Applicable Price (as defined below) with respect to the Fundamental Change is less than the Reference Market Price (as defined below), we will redeem these Old Notes at a price equal to the foregoing redemption price multiplied by the fraction obtained by dividing the Applicable Price by the Reference Market Price. The effect of the foregoing is that the redemption price may be substantially reduced to the extent that the conversion price of the Old Notes is lower than the then-current price of our common stock. In each case, we will also pay accrued interest on the redeemed notes to, but excluding, the repurchase date; except that if that repurchase date is an interest payment date, then the interest payable on that date shall be paid to the holder of record of the notes on the relevant record date.

        "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all our common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock listed (or, upon consummation of or immediately following such transaction or event, which will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

        "Applicable Price" means, in the event of a Fundamental Change in which the holders of our common stock receive only cash, the amount of cash received by the holder of one share of our common stock, and in the event of any other Fundamental Change, the average of the last reported sale price for our common stock during the ten trading days prior to the record date for the determination of the holders of common stock entitled to receive cash, securities, property or other assets in connection with that Fundamental Change, or, if there is no such record date, the date on which the holders of our common stock shall have the right to receive such cash, securities, property or other assets in connection with the Fundamental Change.

        "Reference Market Price" currently means $18.70 (as compared to the $1.02 closing price of our common stock on November 20, 2003) and, in the event of any adjustment to the conversion price pursuant to the provisions of the old indenture, the Reference Market Price shall also be adjusted so that the Reference Market Price shall be equal to the initial Reference Market Price multiplied by a fraction the numerator of which is the initial conversion price and the denominator of which is the conversion price following such adjustment.

        We will mail to all note holders of record a notice of the occurrence of a Fundamental Change and of the redemption right arising as a result thereof on or before the tenth day after the occurrence of that Fundamental Change. We will deliver a copy of this notice to the trustee. To exercise the redemption right, noteholders must deliver, on or before the 30th day after the date of our notice of a Fundamental Change, the notes to be so redeemed, duly endorsed for transfer, together with the form entitled "Option to Elect Redemption Upon a Fundamental Change" on the reverse thereof duly completed, to us (or an agent designated by us for such purpose). We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act of 1934, as amended, which may then be applicable in connection with the redemption rights of holders in the event of a Fundamental Change. The redemption rights of the holders of New Secured Notes could discourage a potential acquisition of us. The Fundamental Change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

        No notes may be redeemed at the option of holders on a Fundamental Change if there has occurred and is continuing an Event of Default described below under "—Events of Default; Notice and Waiver" other than a default in the payment of the redemption price in the event of a Fundamental Change with respect to the notes.

Mergers and Sales of Assets by the Company

        The old indenture restricts our ability to consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless, among other things,

  •
  the resulting, surviving or transferee entity (if not us) is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

  •
  the successor entity assumes all of our obligations under the Old Notes and under the old indentures; and

  •
  we or the other successor shall not immediately thereafter be in default under the old indenture.

        On the assumption of our obligations by a successor in such circumstances, subject to certain exceptions, we will be discharged from all obligations under the Old Notes and the old indenture. Certain transactions which would constitute a Fundamental Change would permit each holder to require us to redeem the Old Notes of that holder as described above under "—Redemption at the Option of the Holder Upon a Fundamental Change".

Events of Default; Notice and Waiver

        Under the old indenture, an "Event of Default" is defined as:

  •
  default in payment of the principal of, or premium, if any, on the Old Notes;

  •
  default for 30 days in the payment of any installment of interest on the Old Notes;

  •
  our failure to comply with any of our other agreements in the Old Notes or the old indenture upon receipt of notice of that default by the trustee or by holders of not less than 25% in aggregate principal amount of the notes then outstanding and our failure to cure that default within 60 days after our receipt of that notice; or

  •
  certain events of bankruptcy or insolvency.

        The old indenture provides that, if an Event of Default specified therein shall have happened and shall be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the Old Notes then outstanding may declare the principal of and accrued interest on the Old Notes to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the principal of, premium, if any, and accrued and unpaid interest on the Old Notes shall automatically become and be immediately due and payable. However, if we cure all defaults (except the non-payment of principal of, premium, if any, and interest on any of the Old Notes which shall have become due by acceleration) and certain other conditions are met, with certain exceptions, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of the Old Notes then outstanding. Interest shall accrue and be payable on demand upon a default in the payment of the principal of, premium, if any, accrued interest, or any redemption price to the extent that payment of such interest shall be legally enforceable.

        The trustee shall give notice to holders of the Old Notes of any continuing default known to the trustee within 90 days after the occurrence thereof, except that the trustee may withhold the notice if it determines in good faith that withholding the notice is in the interests of the holders.

        The holders of a majority in aggregate principal amount of the outstanding Old Notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, provided that such direction shall not be in conflict with any law or the old indenture and subject to various other limitations. Before proceeding to exercise any right or power under the old indenture at the direction of the holders, the trustee shall be entitled to receive from the holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. No holder of any Old Note will have any right to pursue any remedy with respect to the old indenture or the Old Notes, unless:

  •
  that holder shall have previously given the trustee written notice of a continuing Event of Default;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding Old Notes shall have made a written request to the trustee to pursue that remedy;

  •
  the holder or holders have offered to the trustee reasonable indemnity satisfactory to the trustee;

  •
  the holders of a majority in aggregate principal amount of the outstanding Old Notes have not given the trustee a direction inconsistent with the request within 60 days after receipt of such request; and

  •
  the trustee shall have failed to comply with the request within such 60-day period.

        However, the right of any holder

  •
  to receive payment of the principal amount, premium, if any, and any interest in respect of a default in the payment of any such amounts on an Old Note, on or after the due date expressed in that Old Note;

  •
  to institute suit for the enforcement of any such payments or conversion; or

  •
  to convert Old Notes

shall not be impaired or adversely affected without such holder's consent. The holders of at least a majority in aggregate principal amount of the outstanding Old Notes may waive an existing default and its consequences, other than

  •
  any default in any payment on the Old Notes;

  •
  any default with respect to the conversion rights of the Old Notes; or

  •
  any default in respect of certain covenants or provisions in the old indenture which may not be modified without the consent of the holder of each Old Note as described in "—Modification" below.

        We will be required to furnish to the trustee annually a statement as to any default by us in the performance and observance of our obligations under the old indenture.

Modification

        Without the consent of any holder of Old Notes, we and the trustee may amend the old indenture to cure any ambiguity, defect or inconsistency, to provide for the assumption by a successor corporation of our obligations under the old indenture or to make any change that does not adversely affect the rights of any holder of Old Notes.

        Modification and amendment of the old indenture or the Old Notes may be effected by us and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the Old Notes then outstanding, except that no such modification or amendment shall:

  •
  extend the fixed maturity of any Old Note;

  •
  reduce the rate or extend the time for payment of interest thereon;

  •
  reduce the principal amount thereof or premium, if any, thereon;

  •
  reduce any amount payable upon redemption thereof;

  •
  change our obligation to redeem any Old Note upon the happening of any Fundamental Change in a manner adverse to holders of Old Notes;

  •
  impair the right of a holder to institute suit for the payment thereof or impair the right to convert the Old Notes into our common stock subject to the terms set forth in the old indenture, without the consent of each holder of an Old Note so affected; or

  •
  reduce the aforesaid percentage of Old Notes whose holders are required to consent to any such supplemental indenture, without the consent of the holders of all of the Old Notes then outstanding.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

        The old indenture provides that none of our directors, officers, employees or stockholders, as such, shall have any liability for any obligation under the Old Notes or the old indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each holder, by accepting the notes, waives and releases all such liability.

Concerning the Trustee

        U.S. Bank National Association, the trustee, has been appointed by us as the paying agent, conversion agent, registrar and custodian with respect to the notes. An affiliate of the trustee is the transfer agent and registrar of our common stock. We may have normal banking relationships with the trustee in the ordinary course of business.

        The indenture provides that, except during the continuance of a default, the trustee will not be liable, except for the performance of such duties as are specifically set forth in the indenture. If an event of default has occurred and is continuing, the trustee will exercise such rights and powers vested in it under the indenture and will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

Governing Law

        The old indenture and the Old Notes are governed by, and construed in accordance with, the internal laws of the State of New York.

Book-Entry System

        The Old Notes were issued in the form of one or more global notes. The global notes were deposited with, or on behalf of, The Depository Trust Company, which we refer to as DTC, and registered in the name of Cede & Co, as nominee of DTC. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. A holder may hold beneficial interests in the global notes directly through DTC if such holder has an account with DTC or indirectly through organizations which have accounts with DTC, including Euroclear and Clearstream.

  The Depository Trust Company

        DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York a member of the Federal Reserve System a clearing corporation within the meaning of the New York Uniform Commercial Code and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC, referred to as "participants," and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (collectively, the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

        Pursuant to procedures established by DTC, upon the deposit of the global notes with DTC, DTC credited on its book entry registration and transfer system the principal amount of Old Notes represented by such global notes to the accounts of participants. Ownership of beneficial interests in the global notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global notes will be shown on and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the global note other than participants). All interests in a global note deposited with DTC are subject to the procedures and requirements of DTC.

        The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global notes.

        So long as DTC (or its nominee) is the registered holder and owner of a global note, DTC (or such nominee) will be considered the sole legal owner and holder of the notes evidenced by such global note for all purposes of such notes and the applicable indenture. Except as set forth below under "—Certificated Notes", as an owner of a beneficial interest in a global note, you will not be entitled to have the notes represented by such global note registered in your name, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered to be the owner or holder of any notes under such global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of such global note, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        We will make payments of principal of, premium, if any, and interest on the Old Notes represented by the global notes registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global notes. We expect that DTC (or its nominee), upon receipt of any payment of principal of, premium, if any, or interest on the global notes will credit the accounts of their relevant participants or account holders, as applicable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of the applicable global note as shown on the records of DTC (or its nominee). We also expect that payments by participants or indirect participants or account holders, as applicable, to owners of beneficial interests in the global notes held through such participants or indirect participants or account holders will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants or account holders, as applicable. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes for any note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants, or the relationship between such participants or indirect participants, and the owners of beneficial interests in the global notes owning through such participants.

        All amounts payable under the notes will be payable in U.S. dollars, except as may otherwise be agreed between any applicable securities clearing system and any holders. Payments will be subject in all cases to any fiscal or other laws and regulations (including any regulations of any applicable securities clearing system) applicable thereto. None of the trustee, SGI or any of our respective agents shall be liable to any holder of a global note or other person for any commissions, costs, losses or expenses in relation to or resulting from any currency conversion or rounding effected in connection therewith. Investors may be subject to foreign exchange risks that may have important economic and tax consequences to them.

Certificated Notes

        Subject to certain conditions, the notes represented by the global notes are exchangeable for certificated notes in definitive form of like tenor in denominations of $1,000 principal amount and multiples thereof if:

        (1)   DTC provides notification that it is unwilling or unable to continue as depository for the global notes or DTC ceases to be a clearing agency registered under the Exchange Act, and in either case, a successor depositary is not appointed within 90 days or

        (2)   a default entitling the holders of the applicable notes to accelerate the maturity thereof has occurred and is continuing.

        Any note that is exchangeable as above is exchangeable for certificated notes issuable in authorized denominations and registered in such names as DTC, shall direct. Subject to the foregoing, a global note is not exchangeable, except for a global note of the same aggregate denomination to be registered in the name of DTC (or its nominee).

LEGAL MATTERS

        The validity of the 2009 Secured Notes offered hereby will be passed upon for us by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 27, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        This document contains "forward-looking statements". These statements may be made directly in this document referring to SGI, and they may also be made a part of this document by reference to other documents filed with the SEC, which is known as "incorporation by reference".

        Words such as "anticipate", "estimate", "expect", "project", "intend", "plan", "believe" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management's present estimates of future events and are subject to a number of factors and uncertainties, including without limitation the risks associated with the lack of complete data and the potential inaccuracy of data relied upon in making such forward-looking statements, that could cause actual results to differ materially from those described in the forward-looking statements. In addition the risks related to the businesses of SGI, among others, could cause actual results to differ materially from those described in the forward-looking statements. Noteholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this document or as of the date of any document incorporated by reference in this document, as applicable. SGI is not under any obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

        For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the annual reports on Form 10-K and the quarterly reports on Form 10-Q that SGI has filed with the SEC.

        All subsequent forward-looking statements attributable to SGI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

WHERE YOU CAN FIND MORE INFORMATION

        SGI files annual, quarterly and special reports, prospectuses and other information with the SEC. The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus.

        This prospectus incorporates by reference the documents set forth below that SGI has previously filed with the SEC. These documents contain important information about the financial condition of SGI.

        SGI SEC Filings (File No. 1-10441):

  •
  Annual Report on Form 10-K for the year ended June 27, 2003, filed on September 29, 2003 and 10-K/A filed on October 27, 2003

  •
  Quarterly Report on Form 10-Q for the quarter ended September 26, 2003, filed on November 10, 2003

  •
  Description of SGI's common stock contained in its Registration Statement on Form 8-A filed March 16, 1990

  •
  Item 5 of Current Report on Form 8-K filed on July 25, 2003

        We also incorporate by reference into this prospectus additional documents that may be filed by SGI with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of the filing of the registration statement of which this prospectus forms a part until the completion or termination of this offering. Any statement contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

        SGI filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to our offering of the 2009 Secured Notes. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. You will find additional information about the 2009 Secured Notes and SGI in the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to SGI and the 2009 Secured Notes, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

        You may obtain copies of any documents incorporated by reference in this prospectus from us, from the SEC or from the SEC's website as described below. Documents incorporated by reference are available from us without charge, excluding exhibits thereto unless we have specifically incorporated by reference such exhibits in this prospectus. Any person, including any beneficial owner, to whom this prospectus is delivered may obtain documents incorporated by reference in, but not delivered with, this prospectus by requesting them from the Information Agent in writing or by telephone at the address set forth on the back cover of this prospectus. Any request should be made not later than five business days prior to the end of the tender offer.

        You may also read and copy any reports, statements or other information that SGI files at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; Woolworth Building, 13th floor, 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of SGI are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

        If for any reason we are not required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, we are still required under the indenture to furnish the holders of the 2009 Secured Notes with the information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act.

THE INFORMATION AGENT

        The information agent for the exchange offer will be MacKenzie Partners, Inc. The address and telephone number of the information agent are as follows:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885
Email: proxy@mackenziepartners.com

THE EXCHANGE AGENT

        U.S. Bank National Association will act as exchange agent for purposes of processing tenders and withdrawals of Old Notes in the exchange offer. The address and telephone number of the exchange agent are as follows:

U.S. Bank National Association
West Side Flats Operations Center
60 Livingston Avenue
St. Paul, MN 55107
Telephone (651) 495-3511
Facsimile (651) 495-8158
Attn: Specialized Finance

        We will pay the exchange agent and information agent reasonable and customary fees for their services and will reimburse them for all their reasonable out-of-pocket expenses.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

  Item 20. Indemnification of Directors and Officers.

  Silicon Graphics, Inc.

        SGI is a corporation organized under Delaware law. Pursuant to the statutes of the State of Delaware, a director or officer of a corporation is entitled, under specified circumstances, to indemnification by the corporation against reasonable expenses, including attorney's fees, incurred by him/her in connection with the defense of a civil or criminal proceeding to which he/she has been made, or threatened to be made, a party by reason of the fact that he/she was such director or officer. In certain circumstances, indemnity is provided against judgments, fines and amounts paid in settlement.

        In general, indemnification is available where the director or officer acted in good faith, for a purpose he/she reasonably believed to be in the best interests of the corporation. Specific court approval is required in some cases. The foregoing statement is subject to the detailed provisions of Sections 715, 717 and 721-725 of the Delaware Business Corporation Law.

        The SGI by-laws provide that SGI is authorized, to the fullest extent permitted by applicable law, to provide indemnification and to advance expenses to its directors and officers in respect of claims, actions, suits or proceedings based upon, arising from, relating to or by reason of the fact that any such director or officer serves or served in such capacity with SGI or at the request of SGI in any capacity with any other enterprise.

        The directors and officers of SGI are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, that might be incurred by them in such capacities.

  Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Document
3.1	Restated Certificate of Incorporation of Silicon Graphics, Inc.*
3.2	Amended and Restated By-laws of Silicon Graphics, Inc.**
4.1	Form of Indenture, dated as of September 1, 1997 between SGI and State Street Bank and Trust Company of California, N.A., as trustee for the Old Notes***
4.2	Form of Indenture to be entered into between SGI and U.S. Bank National Association, as trustee for the New Secured Notes****
4.3	Form of Indenture to be entered into between SGI and U.S. Bank National Association, as trustee for the New Secured Convertible Notes****
4.4	Form of Intercreditor Agreement to be entered into among SGI, Wells Fargo Foothill, Inc. and U.S. Bank National Association****
4.5	Form of Security Agreement to be entered into between SGI and U.S. Bank National Association, as trustee for the 2009 Secured Notes****
5.1	Opinion of Davis Polk & Wardwell with respect to the New Secured Notes and the New Secured Convertible Notes****

10.1
Letter of Amendment dated November 12, 2003 to Amended and Restated Loan and Security Agreement dated September 20, 2002 among SGI, Silicon Graphics, Federal, Inc., to the lenders' signatory thereto and Wells Fargo Foothill, Inc., as administrative agent for the lenders****
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges
23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature pages hereof)
25.1	Statement of Eligibility on Form T-1 of U.S. Bank National Association, as Trustee for the New Secured Notes****
25.2	Statement of Eligibility on Form T-1 of U.S. Bank National Association, as Trustee for the New Secured Convertible Notes****
99.1	Form of Letter of Transmittal
99.2	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.3	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.4	Form of Notice of Guaranteed Delivery

*
Incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K filed on September 29, 2003.

**
Incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-K filed on October 15, 2001.

***
Incorporated by reference to our Amended Registration Statement on Form S-4/A, filed on August 7, 1997.

****
To be filed by amendment.

  Item 22. Undertakings

        (a)   The undersigned hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 11 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the notes being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES FOR SILICON GRAPHICS, INC.

        Pursuant to the requirements of the Securities Act of 1933, as amended, Silicon Graphics, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing and has duly caused this registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on November 21, 2003.

SILICON GRAPHICS, INC.
By:	/s/ ROBERT R. BISHOP Name: Robert R. Bishop Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey Zellmer and Sandra Escher, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents of either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ ROBERT R. BISHOP Robert R. Bishop	Chairman and Chief Executive Officer (Principal Executive Officer)	November 21, 2003
/s/ JEFFREY V. ZELLMER Jeffrey V. Zellmer	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	November 21, 2003
/s/ KATHY LANTERMAN Kathy Lanterman	Vice President and Corporate Controller (Principal Accounting Officer)	November 21, 2003
/s/ ARTHUR L. MONEY Arthur L. Money	Director	November 21, 2003
/s/ JAMES A. MCDIVITT James A. McDivitt	Director	November 21, 2003
/s/ CHARLES STEINBERG Charles Steinberg	Director	November 21, 2003
/s/ DR. ROBERT M. WHITE Dr. Robert M. White	Director	November 21, 2003
/s/ DR. LEWIS S. EDELHEIT Dr. Lewis S. Edelheit	Director	November 21, 2003
/s/ ANTHONY R. MULLER Anthony R. Muller	Director	November 21, 2003

INDEX OF EXHIBITS

Exhibit No.	Document
3.1	Restated Certificate of Incorporation of Silicon Graphics, Inc.*
3.2	Amended and Restated By-laws of Silicon Graphics, Inc.**
4.1	Form of Indenture, dated as of September 1, 1997 between SGI and State Street Bank and Trust Company of California, N.A., as trustee for the Old Notes***
4.2	Form of Indenture to be entered into between SGI and U.S. Bank National Association, as trustee for the New Secured Notes****
4.3	Form of Indenture to be entered into between SGI and U.S. Bank National Association, as trustee for the New Secured Convertible Notes****
4.4	Form of Intercreditor Agreement to be entered into among SGI, Wells Fargo Foothill, Inc. and U.S. Bank National Association****
4.5	Form of Security Agreement to be entered into between SGI and U.S. Bank National Association as trustee for the 2009 Secured Notes****
5.1	Opinion of Davis Polk & Wardwell with respect to the New Secured Notes and the New Secured Convertible Notes****
10.1
Letter of Amendment dated November 12, 2003 to Amended and Restated Loan and Security Agreement dated September 20, 2002 among SGI, Silicon Graphics, Federal, Inc., to the lenders' signatory thereto and Wells Fargo Foothill, Inc., as administrative agent for the lenders****
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges
23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature pages hereof)
25.1	Statement of Eligibility on Form T-1 of U.S. Bank National Association, as Trustee for the New Secured Notes****
25.2	Statement of Eligibility on Form T-1 of U.S. Bank National Association, as Trustee for the New Secured Convertible Notes****
99.1	Form of Letter of Transmittal
99.2	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.3	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.4	Form of Notice of Guaranteed Delivery

*
Incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K filed on September 29, 2003.

**
Incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-K filed on October 15, 2001.

***
Incorporated by reference to our Amended Registration Statement on Form S-4/A, filed on August 7, 1997.

****
To be filed by amendment.

QuickLinks

TABLE OF CONTENTS
SUMMARY
THE EXCHANGE OFFER
SGI
SUMMARY COMPARISON OF OLD NOTES TO 2009 SECURED NOTES
THE INFORMATION AGENT
THE EXCHANGE AGENT
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SGI
RATIO OF EARNINGS TO FIXED CHARGES
UNAUDITED PRO FORMA INFORMATION
EQUITY CAPITALIZATION
CALCULATION OF GAIN/LOSS TO BE RECORDED IN CONNECTION WITH THE OFFER
MARKET AND MARKET PRICES
RISK FACTORS
DESCRIPTION OF THE EXCHANGE OFFER
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
TAX CONSEQUENCES TO UNITED STATES HOLDERS
TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
DESCRIPTION OF THE 2009 SECURED NOTES
DESCRIPTION OF THE OLD NOTES
LEGAL MATTERS
EXPERTS
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
THE EXCHANGE AGENT
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers.
Item 21. Exhibits and Financial Statement Schedules
Item 22. Undertakings
SIGNATURES FOR SILICON GRAPHICS, INC.
POWER OF ATTORNEY
INDEX OF EXHIBITS